
10011420

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 0 8 2010
WASH, D.C.
200
SECTION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **April** **2010**

Commission File Number **1-15142**

NORTH AMERICAN PALLADIUM LTD.
(Translation of registrant's name into English)

130 Adelaide Street West, Suite 2116, Toronto, Ontario, Canada M5H 3P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ________ Form 40-F **X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): **X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	The Registrant's 2009 Annual Report to Shareholders.

DOCUMENT 1



North American Palladium Ltd.

a diversified
precious metals producer

2009 Annual Report


QUEBEC
ONTARIO
SLEEPING GIANT
Gold Mine
LAC DES ILES
Palladium Mine
SLEEPING GIANT
Gold Mine

PDL, PDL.WT.A

PAL

North American Palladium Ltd.

NAP is a Canadian diversified precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions. As an established producer, the Company operates its two 100%-owned mines in Canada and has a robust pipeline of growth projects near its mine sites.

Lac des Iles, the Company's flagship mine, is one of North America's two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, Lac des Iles started producing palladium in 1993. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has a strong portfolio of development and exploration assets near the Lac des Iles and Sleeping Giant mines, and is pursuing an aggressive exploration program aimed at increasing its reserves and resources. NAP trades on the TSX under the symbol PDL and on the NYSE Amex under the symbol PAL. The Company's common shares are included in the S&P/TSX Global Mining Index.

Contents



Why Invest in NAP?

Diversified precious metals producer in mining-friendly jurisdictions

Mining palladium from the Roby Zone since 1993, NAP is an established producer with a seasoned senior management team. Recent diversification into gold production reduces operating risk while offering investors exposure to gold.

Growth oriented producer of palladium and gold.

Leverage to rising palladium price

As one of only two primary palladium producers in North America, NAP is well positioned to capitalize on the rebound in the price of palladium. Positive market fundamentals of stagnating supply and increasing demand support an upward trend in the price of palladium.

Growing palladium and gold production

Through the development of the Offset Zone at Lac des Iles, NAP has the potential to nearly double its palladium production from 140,000 ounces per year in the Roby Underground mine to 250,000 ounces per year while significantly reducing operating costs. The Company is also focused on growing its gold production through several advanced exploration and development projects and by acquiring high quality near-term producing gold assets, with a goal to build the gold division to 250,000 ounces per year.


SUISSE
1oz
PALLADIUM
999.5
SUISSE
1oz
PALLADIUM
999.5
JM

Robust pipeline of growth projects

Organic growth potential through exploration upside from its significant landholdings near Lac des Iles and Sleeping Giant mines, where mine infrastructure and mill facilities are in place. Currently pursuing an aggressive exploration program aimed at increasing palladium and gold reserves and resources.

Balance sheet strength

With financial strength of $98 million in cash and no long-term debt as at December 31, 2009, NAP is well capitalized to pursue its organic growth strategy and acquisitions.

Proven track record of success

Seasoned senior management team has a demonstrated record of success in exploration, mine construction, operations and acquisitions. Management's balance of having an entrepreneurial approach and 'big company' experience supports NAP's growth objectives.

Letter to Shareholders



William J. Biggar
President & CEO

Your company's growth prospects have never looked brighter.

Dear Shareholders of North American Palladium,

Your company's growth prospects have never looked brighter.

Despite the global economic challenges that prevailed for most of 2009, it was a pivotal year for North American Palladium ("NAP"), marked by a number of important milestones. Focused on growth, we made solid progress towards our goal of building a mid-tier precious metals company. Since my letter to you last year, we now have two operating mines and a robust pipeline of high potential development and exploration projects, backed by very encouraging drill results from our 2009 program.

As one of only two primary palladium mines in North America, the restart of our Lac des Iles ("LDI") mine capitalizes on the rebound in the palladium price. We are very optimistic about palladium's future performance, which industry forecasters predict will continue its upward trend, rising to US$600 by 2012. This timing fits well with our plans to make significant investments in the next few years to further develop LDI as a long-life, low-cost producer of palladium.

At the time of writing, we just commenced concentrate production at the Roby Underground mine. I am pleased that we have also successfully managed to streamline and improve many processes at LDI, and will continue to make an effort to reduce our operating costs. We anticipate production from the Roby Underground mine to be about 140,000 ounces of palladium per year, mined at a rate of approximately 2,600 tonnes per day. Production





Development of the Offset Zone could potentially add up to 10 years to LDI's mine life and almost double production to 250,000 ounces of palladium per year at significantly lower cash costs.

from the Roby Zone will contribute to our growth and perhaps, more importantly, serve as the "bridge to the future" by transitioning us into the Offset Zone.

The Offset Zone is a significant growth driver at LDI and the source of our excitement for NAP's future. We are confident in its potential and are currently moving forward with initial development plans. The Offset Zone is the fault displaced extension of the Roby Zone and appears to have significantly more mineral resources than the current Roby Underground mine. Development of the Offset Zone could potentially add up to 10 years to LDI's mine life and almost double production to 250,000 ounces of palladium per year at significantly lower cash costs. A detailed Scoping Study for the Offset Zone is in progress and will be available in the third quarter of 2010. The Scoping Study will determine the mine economics and assess the optimal mining and milling configuration.

We have commenced initial development of the Offset Zone by investing $16 million to build a 1,500-metre ramp to a depth of over 200 metres below the Roby Zone. The ramp, which will be completed by the end of the year, will provide access for deeper drilling and also a platform for the installation of a raised bore shaft to surface. We believe that this, in combination with a high-volume bulk mining method, will make NAP a very low-cost producer of palladium.

I am equally excited about the potential of our new gold division, which provides a solid foundation for growth. The Sleeping Giant gold mine achieved commercial production at the beginning of 2010 and production continues to steadily increase. This was a significant milestone for NAP, and owing to the outstanding work of our Quebec team, was achieved on time and on budget. We expect to produce approximately 50,000 ounces of gold once we achieve steady-state production of 15,000 tonnes per month. We are currently deepening the mine shaft at Sleeping Giant by 200 metres, at a cost of approximately $6 million. The shaft deepening will allow for the development of three new mining levels at depth, and should be concluded by the end of this year.

We also see a lot of potential for developing our other projects in the prolific Abitibi region, where



The Sleeping Giant gold mine achieved commercial production at the beginning of 2010 and production continues to steadily increase.

we have a significant 70-kilometre land package of several properties with favourable geology. These properties are in close proximity to our under-utilized mill at Sleeping Giant.

Looking ahead to the balance of 2010, we are on track for growth. Our plan for 2010 is threefold. First, we plan to execute upon our strategy to grow our palladium and gold production. Second, we will continue to invest in organic growth opportunities. And third, we plan to seek and consider acquisition opportunities that support our goal of becoming a mid-tier precious metals producer.

We have outlined a number of strategic initiatives for the year that are aimed at increasing our production profile. The priorities are completing the Scoping Study for the Offset Zone, building the ramp at the Offset Zone, and deepening Sleeping Giant's mine shaft.

Building on our exploration success from the past year, we plan to pursue a substantial exploration program in 2010, aimed at increasing our palladium and gold reserves and resources. We have committed to invest $15 million for a 68,000-metre drilling and exploration program at LDI to identify additional resources, upgrade resource classifications, and facilitate future mine development planning. At Sleeping Giant, we plan to spend $6 million for 53,000 metres of drilling to expand reserves and resources and identify new gold deposits on our significant adjacent landholdings.

As experienced mine operators and explorers, history has taught us that organic growth is the most economical way to grow production, and in turn, increase shareholder value. With a robust pipeline of growth projects in our portfolio, complemented



Building on our exploration success from the past year, we plan to pursue a substantial exploration program in 2010, aimed at increasing our palladium and gold reserves and resources.



by our existing infrastructures and underutilized mill facilities at both our palladium and gold divisions, we can move from exploration to production on an accelerated timeline. I believe that this gives shareholders significant leverage to the rising palladium and gold markets.

With respect to acquisitions, as always, we will continue to evaluate select opportunities with a focus on high quality, near-term producing assets in mining-friendly jurisdictions. We will take a very disciplined approach and only pursue opportunities that can create value for our shareholders.

I am deeply grateful to those shareholders who stood patient and supportive during the challenges we faced over the last couple of years. To all of our employees at the mine sites and at our offices, I recognize your dedication, passion and your efforts toward the advancement of our company. Our senior management team has a proven track record of success, with the right balance of entrepreneurial approach and 'big company' experience. I am confident that under this group's leadership, NAP's future is indeed bright.

To the people and communities surrounding our operations near Thunder Bay and in the Abitibi region near Amos and Val d'Or, I appreciate your ongoing support and look forward to continuing to work in partnership. And to our Board of Directors, I am grateful for your support and guidance. This group is committed, as am I, to our overriding objective of building value for our shareholders.

With the market fundamentals in our favour, a seasoned team capable of executing our growth strategy, and a strong foundation upon which to grow, we are very excited about NAP's future. I am fully committed to increasing value for NAP's shareholders and look forward to a productive year.

Sincerely,

W. J. Biggar

William J. Biggar
President and CEO

Lac des Iles Mine



The restart of operations at the Lac des Iles ("LDI") mine not only capitalizes on the rebound in the price of palladium, but also positions NAP as a palladium growth story. Highly leveraged to palladium, NAP is one of only two primary palladium mines in North America.

The LDI property is situated on favourable geology, located northwest of Thunder Bay, Ontario. The LDI mine commenced operations in 1993, and over $500 million has been invested in infrastructure and mineral rights to date.

Highly leveraged to palladium, NAP is one of only two primary palladium mines in North America.



OPEN PIT
Surface
ROBY UNDERGROUND MINE
Anticipated Pd production: 140,000 oz/yr
215 m
595 m
OFFSET ZONE
Potential Pd production: 250,000 oz/yr
1200 m
Not to scale

The two primary deposits at LDI are the Roby Zone and the Offset Zone, which is the fault-displaced continuation of Roby.

After temporarily being put on care and maintenance in October 2008 when metal prices declined, operations at the Roby Underground mine are resuming. The Company expects to produce approximately 140,000 ounces of palladium per year over a two-year period from the Roby Underground mine, at cash costs per ounce in the range of US$335 to $350. As in previous years, the Roby Zone will be mined via ramp access, at a rate of approximately 2,600 tonnes per day.

As operations resume at the Roby Underground mine, the Company will concurrently be developing the Offset Zone. Initial development steps include installation of a 1,500-metre ramp over a vertical depth of 200 metres below the Roby Zone, at a cost of $16 million. The ramp, which is scheduled to be completed by year-end, will provide access for deeper drilling and also a platform for the installation of a raised bore shaft to surface.

The Offset Zone is a significant growth driver at LDI, and a Scoping Study that will assess the economics and the optimal mining and milling configuration for the Offset Zone is presently in progress. The Offset Zone has the potential to add at least 10 additional years to the mine life, and to increase production to potentially 250,000 ounces of palladium per year at cash costs significantly lower than at the Roby Underground mine.

Since additional mineralization has the potential to increase resources and mine life, NAP is pursuing an aggressive exploration program at LDI in 2010. The 68,000-metre drilling and exploration program is aimed at identifying additional resources, upgrading resource classifications, and facilitating future mine development planning. Approximately $12 million of the LDI budget will be targeted on the Offset Zone (including the recently discovered Cowboy and Outlaw zones), and $3 million for surface exploration. With the infrastructure in place, NAP has the potential to convert resources to cash flow on an accelerated timeline, giving investors significant leverage in a period of rising palladium prices.



Highly Leveraged to the Palladium Market

Without question, palladium is a key value driver for NAP. The recent rebound and sustainability of its rising price prompted the Company to resume operations at the Roby Underground mine at LDI and to focus on growing its palladium production.

Positive market fundamentals support a strong long-term price cycle for palladium.

Average Annual Price – 2010-2017 Forecast


800
600
400
200
0
US $
2010
2011
2012
2013
2014
2015
2016
2017

A supporting factor behind the positive outlook for its future performance is the global supply and demand fundamentals. Demand for palladium continues to grow, fuelled primarily by the automotive sector which consumes over 50% of world palladium production for the manufacture of catalytic converters. Vehicle production is forecasted to rise in the next five years and more nations are enforcing stricter emission controls. Under both scenarios, PGM usage should increase.

In the context of the supply forecast, global output is only 6 million ounces of palladium produced annually – 45% coming from Russia (where production is declining), 41% from South Africa (where significant new production is unlikely owing to the political and infrastructure issues) and 11% is from North America, where NAP is one of only two primary palladium producers.

Against this backdrop of rising demand and stagnating supply, NAP is well positioned to benefit from the projected upward trend in the price of palladium.

Source: CPM Group

Sleeping Giant Mine



The acquisition of the Sleeping Giant gold mine in 2009 was an important step in NAP's evolution into a diversified precious metals producer. With existing infrastructure and mill facilities in place, the Sleeping Giant mine provides a solid foundation for growth. The surrounding landholdings were strategically acquired to provide organic growth through project development and exploration success, with the prospect of providing additional ore to the underutilized Sleeping Giant mill.

With existing infrastructure and mill facilities in place, the Sleeping Giant mine provides a solid foundation for growth.



Situated just northwest of Val d'Or in Quebec, the property spans 3,141 hectares in the prolific Abitibi region, in close proximity to leading gold producers and explorers. Historically, the mine produced an average of 58,000 ounces of gold during its last five years before it was placed on care and maintenance in 2008. On a cumulative basis, it produced 1 million ounces over 20 years at an average grade of 11.4 g/t gold.

Bringing the Sleeping Giant gold mine into commercial production by the end of 2009, on schedule and on budget, was a significant milestone for the Company. Production continues to steadily increase and management expects the mine will produce approximately 50,000 ounces of gold annually once a steady state of production is achieved. Cash costs are expected to be approximately US$550 per ounce once the mill achieves a projected run rate of 15,000 tonnes per month.

In 2010, NAP's $6.2 million gold exploration budget will include a 53,000-metre program that will be focused on extending Sleeping Giant's zones at depth, drilling the Dormex property, advancing the Flordin property, surface drilling at the Discovery property, and conducting ground geophysical surveys and drilling at the Laflamme gold property.

As part of NAP's strategy to grow its gold production to 250,000 ounces per year, management will focus on its development pipeline as well as acquisitions and/or joint ventures.



North American Palladium Ltd.

Management's Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to "NAP" or the "Company" or similar terms refer to North American Palladium Ltd. and its subsidiaries. "LDI" refers to Lac des Iles Mines Ltd., and "Cadiscor" refers to Cadiscor Resources Inc.

The following is management's discussion and analysis ("MD&A") of the financial condition and results of operations to enable readers of the Company's consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the year ended December 31, 2009, compared to those of the respective periods in the prior years. This MD&A has been prepared as of February 25, 2010 and is intended to supplement and complement the audited consolidated financial statements and notes thereto for the year ended December 31, 2009 (collectively, the "Financial Statements"). Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission ("SEC") and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to the Company's future financial or operating performance and other statements, which include future-oriented financial information, that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'plan', 'targeting', 'goal', 'vision' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Company to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions including factors and assumptions related to future prices of palladium, gold and other metals, the Canadian dollar exchange rate, the ability of the Company to meet operating cost estimates, inherent risks associated with mining and processing, as well as those estimates, risks, assumptions and factors described in the Company's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company's LDI and Sleeping Giant mines will operate as anticipated, or that the other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms "measured", "indicated" and "inferred" mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. US investors should understand that "inferred" mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, US investors are cautioned not to assume that any part or all of NAP's mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP's mineral reserves and mineral resources, see NAP's most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

North American Palladium Ltd. (TSX: PDL, NYSE AMEX: PAL) is a Canadian-based precious metals company with assets in mining-friendly jurisdictions in Canada. The Company owns the LDI palladium mine in northwestern Ontario, the Sleeping Giant gold mine in northwestern Quebec, several exploration properties in the Abitibi region of Quebec, and has a 50% joint venture interest in the Shebandowan property located 100 kilometres southwest of the LDI mine. Although the Sleeping Giant gold mine is operating and pouring gold, the LDI mine, which produces palladium as well as platinum, gold, nickel and copper, was temporarily on care and maintenance during 2009 due to low metal prices. With the recent recovery in these metals, in particular palladium, the Company announced its plan to restart the LDI mine's Roby Underground mine in the second quarter of 2010. The Company's vision is to build a diversified mid-tier precious metals company by restarting the LDI mine and the Sleeping Giant gold mine, by continuing an aggressive exploration program at LDI and in Quebec, and by its continued diversification into gold and/or PGMs through accretive yet disciplined acquisitions.

EXECUTIVE SUMMARY

On December 8, 2009, the Company announced the planned restart of the LDI mine's Roby Underground mine which is expected to produce approximately 140,000 ounces of palladium per year over a two-year period, mined via ramp access at a rate of 76,000 tonnes per month. The Company expects cash costs per ounce, net of byproduct credits, to be between US$335 and US$350 per ounce of palladium produced and intends to hire approximately 150 employees which will bring the total workforce at LDI to approximately 180 employees when the mine is expected to resume full operations in the second quarter of 2010.

NAP also announced that it intends to commence initial development of the Offset Zone via a 1,500-metre ramp to a depth of over 200 metres that will take approximately 12 months to complete at a cost of approximately $16 million. The ramp will provide access for a platform for the installation of a raise-bore shaft to surface which management believes, in combination with a high-volume bulk mining method, is expected to make NAP a low cost producer of palladium. NAP's objective is to commence production in the Offset Zone once the Roby Zone ore has been depleted, so there will be no interruption in production.

NAP intends to build on its 2009 exploration success, and has more than doubled its exploration budget to $15 million for LDI for 2010. The program's objectives are to identify additional resources, upgrade resource classifications, and facilitate future mine development planning. The Company plans to spend $12 million drilling 53,000 metres in the Offset Zone, and $3 million drilling in the West Pit area adjacent to the current pit, and the Creek Zone area approximately 1.6 kilometres northeast of the Offset Zone.

On May 26, 2009, the Company acquired the Sleeping Giant gold mine in the Abitibi region of Quebec through the acquisition of Cadiscor Resources Inc. The mine was successfully restarted on schedule and on budget and poured its first gold on October 6, 2009. The Sleeping Giant gold mine achieved commercial production as of January 1, 2010. Commencing in the second quarter of 2010, the Company expects Sleeping Giant's steady state cash costs per ounce to be approximately US$550 per ounce with annualized production of 50,000 ounces per year. In the first quarter of 2010, as the mine continues to ramp up, the Company expects cash costs to be higher than the remainder of 2010, and expects to produce annually approximately 50,000 ounces of gold with cash costs of approximately US$550 per ounce once the mill achieves a projected run rate of 15,000 tonnes per month.

NAP has commenced deepening of the mine shaft at the Sleeping Giant gold mine by 200 metres due to positive drill results. The shaft deepening will be completed by year end and will allow for the development of three new mining levels at depth. The capital cost of the project is expected to be approximately $4.5 million for the shaft deepening and an additional $1.5 million for auxiliary equipment.

NAP plans to spend $6.2 million on a 53,000 metre gold exploration program for 2010 focused on extending Sleeping Giant zones at depth, drilling the Dormex property (adjacent to the Sleeping Giant gold mine), advancing its Flordin property, surface drilling at its Discovery property, and ground geophysical surveys and drilling at its Laflamme gold property.



FINANCIAL HIGHLIGHTS

The fourth quarter of 2009 saw a continued improvement in the price of palladium, platinum, gold, and to a lesser extent, nickel. As a result of the increase in metal prices, the Company announced the restart of the LDI mine, which was placed on care and maintenance in October 2008. The results of operations for the year and quarter ended December 31, 2009 are not comparable to the same period last year, when the LDI mine was in full production until October 2008.

On September 30, 2009, NAP completed an equity offering of 16.0 million units at a price of $3.15 per unit for gross proceeds of $50.4 million. The underwriters were also granted an over-allotment option of an additional 2.4 million units which were subsequently exercised on October 8, 2009, providing additional gross proceeds of $7.6 million. On October 8, 2009, NAP also completed a private placement of 4,000,000 flow-through common shares at a price of $3.75 per share, for gross proceeds of $15.0 million. The total gross proceeds from these financings were $73.0 million.

The net loss for the year ended December 31, 2009 was $30.0 million or $0.29 per share compared to a net loss of $160.7 million or $1.94 per share in 2008. The net loss for the quarter ended December 31, 2009 was $14.4 million or $0.11 per share compared to a net loss of $112.4 million or $1.31 per share in the same quarter last year.

Revenue after pricing adjustments for the year ended December 31, 2009 was $3.8 million compared to $125.5 million in 2008. Revenue after pricing adjustments for the quarter ended December 31, 2009 was nominal compared to $11.3 million in the fourth quarter last year.

Cash provided by operations for the year ended December 31, 2009 was $3.9 million, a decline of $2.8 million, compared to cash provided by operations of $6.7 million in 2008. Cash used in operations for the quarter ended December 31, 2009 was $13.1 million, an improvement of $3.5 million, compared to cash used in operations of $16.6 million in the same quarter last year.

NAP used cash in operating activities of $28.6 million before changes in non-cash working capital for the year ended December 31, 2009, or $0.28 per share,[1] as compared to cash used by operations of $25.5 million, or $0.31 per share,[1] for the year ended 2008. NAP recorded cash used in operating activities of $13.9 million before changes in non-cash working capital for the quarter ended December 31, 2009, or $0.11 per share,[1] as compared to $16.7 million, or $0.19 per share,[1] for the same quarter last year.

Net working capital as at December 31, 2009 was $114.5 million (including cash and cash equivalents and short-term investments of $98.3 million), compared to $86.1 million as at December 31, 2008.

The Company has repaid in full all of its senior credit facilities in 2009.

OPERATIONAL HIGHLIGHTS

For the year and quarter ended December 31, 2009, there was no palladium production due to the LDI mine being on care and maintenance as compared to 212,046 ounces and 21,373 ounces, respectively in the prior year.

The Company poured its first gold at the recently acquired Sleeping Giant mine on October 6, 2009, and during the year ended December 31, 2009, 34,132 tonnes of ore was hoisted from the underground mine, with 32,822 tonnes being processed by the mill.

Although the LDI mine remained on care and maintenance in 2009, the Company retained key senior mine management personnel, facility security, a large exploration team, finance personnel in Thunder Bay, and corporate staff in Toronto.

EXPLORATION HIGHLIGHTS

The Company's focus at the LDI mine has been to increase its understanding of the mineralization in the mine, and increase its reserves and resources. Exploration has been targeted on the Offset Zone, the Cowboy Zone, and since their recent discoveries, the Outlaw Zone and West Pit. In 2009, NAP incurred $13.6 million in exploration expenses, before an exploration tax credit of $0.4 million, compared to $23.1 million in 2008. For the quarter ended December 31, 2009, NAP incurred $4.7 million in exploration expenses, before an exploration tax credit of $0.4 million, compared to $4.7 million in the same quarter last year.

[1] Non-GAAP *measure. Please refer to* Non-GAAP *Measures on page* 30.

The discovery of the Cowboy and Outlaw Zones has resulted in the decision to expand the exploration effort at the LDI mine to define the limits, size and grade of the Offset Zone, as well as the other two new zones, and pursue other possible mineralized zones that were identified as a result of this exploration effort.

The Company has retained Scott Wilson Roscoe Postle Associates Inc. ("RPA") to prepare a resource update that will include the results of all the drilling completed in 2009. NAP expects this resource update to be available early in the second quarter of 2010. The Company, assisted by Nordmin Engineering Ltd. ("Nordmin"), will also work towards completing a scoping study that will incorporate the resource update prepared by RPA. This scoping study is expected to be available in the third quarter of 2010.

At the Sleeping Giant gold mine, the Company has continued an infill drill zone delineation program aimed at building on previous exploration success, adding to its mine life and upgrading the mine's resources. The Company is also continuing its exploration drilling under the Sleeping Giant gold mine to identify additional resources.

OUTLOOK

The Company's management team believes it is delivering on its vision to create a diversified mid-tier precious metals company. The LDI mine offers significant leverage to the price of palladium, which NAP believes will increase due to increased demand and limited supply. The Company's renewed commitment to exploration is yielding results at the LDI mine and investments in the Abitibi region of Quebec are consistent with NAP's goal of becoming a 250,000 ounce annual producer of gold.

Management expects there will be attractive strategic opportunities to consider in the current environment. The Company will use its strong balance sheet to pursue PGM and/or gold acquisition and joint venture opportunities, but with discipline to ensure it pursues only those transactions that can deliver enhanced and sustainable shareholder value.

Selected Annual Information

(thousands of dollars)

	2009	2008*	2007*
Revenue after pricing adjustments	**$ 3,818**	$ 125,491	$ 195,932
Asset impairment charge	**–**	(90,000)	–
Income (loss) from mining operations	**(6,232)**	(127,759)	505
Net income (loss)	**(30,014)**	(160,679)	(28,680)
Net loss per share (dollars) – Basic and diluted	**$ (0.29)**	$ (1.94)	$ (0.51)
Cash flow from (used in) operations prior to changes in non-cash working capital[1]	**(28,567)**	(25,544)	27,770
Total assets	**219,211**	146,904	305,374
Total long-term debt, including current portion	**$ 1,134**	$ 7,552	$ 39,081
Cash dividends declared	**Nil**	Nil	Nil

* *Certain prior period amounts have been reclassified to conform to a classification adopted in the current year*

ACQUISITION OF CADISCOR RESOURCES INC.

In May 2009, the Company acquired all of the outstanding common shares of Cadiscor in an all-equity transaction. Prior to the acquisition, the Company advanced to Cadiscor $7.5 million, consisting of a $5.4 million 12% convertible debenture, and a $2.1 million 12% debenture, the proceeds of which would be used by Cadiscor to bring the Sleeping Giant gold mine in Quebec back into production.

The results of Cadiscor's operations have been included in the Company's consolidated financial statements since the date of acquisition.

Pursuant to the acquisition agreement, Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor. The Company issued approximately 14.5 million common shares on closing at a price of $1.89 per share based on the volume weighted average closing stock price of the Company's common shares for the period from March 27, 2009 to April 2, 2009.

[1] Non-GAAP *measure. Please refer to* Non-GAAP *Measures on page* 30.

In addition, all of Cadiscor's outstanding stock options and warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. Approximately 0.9 million stock options and 1.4 million warrants were issued by the Company in the exchange. The Company recorded $1.0 million and $1.2 million as part of the purchase consideration, representing the fair value of these stock options and warrants respectively. The Company also assumed the equity conversion option relating to the convertible debentures with an assigned fair value of $1.4 million at the date of acquisition.

FINANCIAL REVIEW

REVENUE

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Metal sales are recognized in revenue at provisional prices when delivered to a third party smelter or refinery for treatment; however, final pricing is not determined until the refined metal is sold, which in the case of LDI metal sales, can be up to six months later. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

For each of the year and quarter ended December 31, 2009, revenue before pricing adjustments was $nil compared to $148.4 million and $9.6 million, respectively in 2008, reflecting no production from the LDI mine during 2009. Although revenue in the amount of $2.3 million was realized from the Sleeping Giant gold mine in 2009, this revenue was recorded as a credit against related costs, which were capitalized as part of the mining interests during the pre-production period. Subsequent to the year-end results, the Company announced that the Sleeping Giant mine reached commercial production on January 1, 2010.

Pricing adjustments from metal settlements and the mark-to-market of concentrate awaiting settlement in the year ended December 31, 2009 were $3.8 million ($4.4 million positive commodity price adjustment partially offset by a $0.6 million negative foreign exchange adjustment). This compares to negative pricing adjustments in the year ended December 31, 2008 of $22.9 million ($38.6 million negative commodity price adjustment partially offset by a $15.7 million positive foreign exchange adjustment). Pricing adjustments from metal settlements and the mark-to-market of concentrate awaiting settlement in the fourth quarter of 2009 were nominal. This compares to positive pricing adjustments in the fourth quarter of 2008 of $1.7 million ($8.9 million positive foreign exchange adjustment partially offset by a $7.2 million negative commodity price adjustment).

For the year ended December 31, 2009, revenue after pricing adjustments was $3.8 million compared to $125.5 million last year, and for the quarter ended December 31, 2009, revenue after pricing adjustments was nominal compared to $11.3 million in the same period last year, which reflects no production at the LDI mine during 2009.

The balance of the palladium sales were settled in the first six months of 2009. Final pricing on palladium sales settled during year ended December 31, 2009 realized an average price of US$204 per ounce, a decrease of 46% compared to an average price of US$378 per ounce in 2008, as set out in the following table:

Average Realized Metal Prices and Exchange Rates

	Three months ended December 31		Year ended December 31	
	2009	2008	**2009**	2008
Palladium – US$/oz	**$ –**	$ 207	**$ 204**	$ 378
Platinum – US$/oz	**$ –**	$ 873	**$ 1,025**	$ 1,547
Gold – US$/oz	**$ 1,079**	$ 802	**$ 941**	$ 862
Nickel – US$/lb	**$ –**	$ 5.78	**$ 4.80**	$ 10.13
Copper – US$/lb	**$ –**	$ 2.21	**$ 1.45**	$ 3.29
Average exchange rate (Bank of Canada) – CDN$1 = US$	**US$ 0.95**	US$ 0.83	**US$ 0.88**	US$ 0.94

All of the concentrate awaiting settlement has been realized by the end of 2009. For comparison purposes, the following table details the recorded spot metal prices and exchange rate for the specified metals:



Spot Metal Prices* and Exchange Rates

	February 23 2010	December 31 2009	September 30 2009	June 30 2009	March 31 2009	December 31 2008	December 31 2007
Palladium – US$/oz	**$ 438**	$ 393	$ 294	$ 249	$ 215	$ 183	$ 364
Platinum – US$/oz	**$ 1,518**	$ 1,461	$ 1,287	$ 1,186	$ 1,124	$ 898	$ 1,530
Gold – US$/oz	**$ 1,107**	$ 1,104	$ 996	$ 934	$ 916	$ 869	$ 836
Nickel – US$/lb	**$ 9.31**	$ 8.38	$ 7.86	$ 7.26	$ 4.27	$ 4.90	$ 11.70
Copper – US$/lb	**$ 3.33**	$ 3.33	$ 2.78	$ 2.31	$ 1.83	$ 1.32	$ 3.03
Exchange rate (Bank of Canada) – CDN$1 = US$	**US$ 0.95**	US$ 0.96	US$ 0.93	US$ 0.86	US$ 0.79	US$ 0.82	US$ 1.01

* *Based on the London Metal Exchange*

OPERATING EXPENSES

For the year ended December 31, 2009, total care and maintenance costs at the LDI mine were $13.0 million compared to $nil in 2008. Due to the LDI mine closure, no palladium was produced in the year and quarter ended December 31, 2009. Total production costs for the year ended December 31, 2008 were $115.0 million. In the year ended 2008, unit cash costs,[1] which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$283 per ounce of palladium. For the three months ended December 31, 2009, total care and maintenance costs were $4.2 million compared to $nil in the same period of 2008. Total production costs for the three months ended December 31, 2008 were $22.4 million and unit cash costs[1] were US$464 per ounce of palladium.

Inventory pricing adjustments for the year ended December 31, 2009 were favourable $3.6 million (2008 – unfavourable $3.9 million) and reflect the adjustment of ore inventories to net realizable value due to the increase in metal prices partially offset by the strengthening of the Canadian dollar during the year. For the three months ended December 31, 2009, the inventory pricing adjustments were $nil (2008 – favourable $1.6 million).

Smelter treatment, refining and freight costs for the year ended December 31, 2009 were $0.1 million compared to $19.3 million in 2008. The $0.1 million cost reflects final pricing and assay adjustments on concentrate shipments made prior to the October 2008 mine shutdown. For the three months ended December 31, 2009, smelter treatment, refining and freight costs were nominal compared to $1.3 million in the corresponding period in 2008.

Non-cash amortization was $0.3 million in year ended December 31, 2009 compared to $36.0 million in 2008. For the three months ended December 31, 2009, non-cash amortization was $0.1 million compared to $3.2 million in the corresponding period in 2008. The lower amortization expense for the year and quarter ended December 31, 2009 is due to the lack of palladium production at the LDI mine, as the majority of the mining interests are amortized using the unit of production method. With respect to the Sleeping Giant gold mine, there is no amortization expense associated with this mine since it was in the development phase. Upon reaching commercial production as of January 1, 2010, the Sleeping Giant gold mine will commence amortization of its mining interests using the unit of production and straight line methods of amortization. The amortization expense for the year and quarter ended December 31, 2009 reflects amortization of vehicles still in use while the LDI mine is on care and maintenance as well as computer equipment and vehicles in use at the Sleeping Giant gold mine.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. In the opinion of the Company's management, during 2009, there were no events or changes in circumstances giving rise to an impairment in the carrying value of long-lived assets. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

For the year and quarter ended December 31, 2009, the gain on disposal of equipment was nominal compared to a loss of $2.5 million and $0.9 million respectively, as compared to the same periods last year. The losses in 2008 represented the unamortized value of component parts of equipment.

[1] Non-GAAP *measure. Please refer to* Non-GAAP *Measures on page* 30.

For the year ended December 31, 2009, asset retirement obligation accretion was $0.4 million, consisting of $0.3 million and $0.1 million in accretion charges recognized for each of LDI and Sleeping Giant gold mines respectively. The prior year's asset retirement obligation accretion was $0.3 million, consisting of $0.5 million of accretion and amortization charges relating to the LDI mine, which were offset by a $0.2 million recovery as a result of reduced estimated closure costs based on the revised 2008 mine plan. For the three months ended December 31, 2009, asset retirement obligation accretion was nominal, compared to a recovery of $0.1 million in the same period in 2008, consisting of a $0.1 million accretion charge relating to the LDI mine, which was offset by the $0.2 million recovery.

For the year ended December 31, 2009, the Company recorded a loss from mining operations of $6.2 million, compared to last year's loss of $141.6 million, before an insurance recovery of $13.8 million, and reflects the LDI mine being on care and maintenance during the year. For the three months ended December 31, 2009, the Company recorded a loss from mining operations of $4.3 million, compared to $104.6 million for the same period last year.

OTHER EXPENSES

General and administration expenses for the year ended December 31, 2009 were $9.0 million compared to $7.7 million in 2008, and for the quarter ended December 31, 2009, general and administration expenses were $3.0 million compared to $1.8 million in the same period in 2008, due primarily to the additional administration as a result of the acquisition of Cadiscor.

Exploration expenditures for the year ended December 31, 2009 were $13.2 million compared to $23.1 million in 2008, and for the quarter ended December 31, 2009, exploration expenditures were $4.3 million, compared to $4.7 million in the corresponding period in 2008, and are comprised as follows:

	Three months ended December 31		Year ended December 31	
	2009	2008	**2009**	2008
Offset Zone project	**$ 1,777**	$ 384	**$ 7,234**	$ 1,826
LDI property	**1,220**	2,535	**4,197**	3,725
Shebandowan West nickel-copper-PGM project	**20**	2,558	**133**	8,925
Cameron Shear property	**117**	–	**117**	–
Flordin property	**49**	–	**49**	–
Sleeping Giant mine property	**988**	–	**988**	–
Discovery project	**88**	–	**488**	–
Dormex property	**80**	–	**80**	–
Harricana project	**90**	–	**90**	–
LaFlamme property	**157**	–	**157**	–
Prospect project	**69**	–	**69**	–
Arctic Platinum Project	**–**	(807)	**–**	8,594
	$ 4,655	$ 4,670	**$ 13,602**	$ 23,070
Exploration tax credits	**(368)**	–	**(368)**	–
Total exploration expenditures	**$ 4,287**	$ 4,670	**$ 13,234**	$ 23,070

For the year and quarter ended December 31, 2009 there were no expenditures on the Arctic Platinum Project ("APP") as all interests in the APP reverted back to Gold Fields Limited in the latter part of 2008.

In light of the sharp decline in nickel prices in the latter half of the previous year, the Company ceased all activities late 2008 on the Shebandowan joint venture, including at the Shebandowan West project.

Interest and other income for the year ended December 31, 2009 was $2.0 million compared to a cost of $3.4 million in the corresponding period last year, an increase of $5.4 million. The reduced interest and other costs are due primarily to lower interest and accretion expenses of $4.0 million relating to the convertible notes payable, which were fully repaid in the fourth quarter of 2008, lower interest paid on senior credit facilities of $0.6 million, which were fully repaid in the fourth quarter of 2009, recovery of interest expense relating to the 2006 flow through financing of $0.2 million, and $0.7 million in realized gains on investments offset by lower interest income earned on short term interest bearing deposits. For the three months ended December 31, 2009, interest and other income was $0.4 million compared to a cost of $0.5 million in the same period last year, an increase of $0.9 million. The reduced interest and other costs are due primarily to the unrealized mark-to-market adjustment on investments of $0.6 million, recovery of interest expense relating to the 2006 flow through financing of $0.3 million, offset by lower interest income earned on short term interest bearing deposits.

The foreign exchange loss for the year ended December 31, 2009 was $0.2 million compared to $1.0 million last year. The prior year included a foreign exchange loss of $2.8 million on the translation of the Company's US dollar denominated convertible notes, capital leases and credit facilities, offset partially by a $1.8 million foreign exchange gain related to the APP in Finland that reflected the strengthening of the Canadian dollar against the euro. For the three months ended December 31, 2009, the foreign exchange gain was nominal compared to a foreign exchange loss of $1.4 million in the corresponding period last year, resulting in a favourable foreign exchange impact of $1.4 million. The corresponding period in the prior year included a foreign exchange loss of $1.6 million on the translation of the Company's US dollar denominated convertible notes, capital leases and credit facilities, offset partially by a $0.2 million foreign exchange gain related to the Arctic Platinum Project in Finland that reflected the strengthening of the Canadian dollar against the euro.

INCOME AND MINING TAX EXPENSE

For the year and quarter ended December 31, 2009, the Company's income and mining tax expense was $3.2 million, due to a tax liability arising in respect of the Ontario harmonization transition rules ($2.0 million), current income tax expense relating to additional taxes payable to Ontario in respect of its estimated resource allowance ($0.3 million), and future mining tax expense resulting from the Cadiscor operations ($0.9 million), compared to a recovery of $2.2 million and $0.6 million in the same periods last year. The prior year recovery of $2.2 million mostly reflected the recovery of future mining taxes resulting from realized losses, recovery of mining taxes resulting from the settlement of an exposure previously accrued for in a prior year, and the recovery of future income taxes created on the renunciation of exploration expenses related to a previous flow-through share offering. The prior period recovery of $0.6 million related primarily to the recovery of mining taxes resulting from the settlement of an exposure previously accrued for in prior periods. Given the substantial unrecognized tax benefits already available to the Company, no additional tax benefits were recorded in respect of current period losses.

NET LOSS

For the year ended December 31, 2009, the Company's LDI mine remained on care of maintenance and, as a result, did not generate revenue from production resulting in a net loss of $30.0 million or $0.29 per share compared to a net loss of $160.7 million or $1.94 per share in 2008. Similarly, for the three months ended December 31, 2009, the Company reported a net loss of $14.4 million or $0.11 per share compared to a net loss of $112.4 million or $1.31 per share in the same period last year.

SUMMARY OF QUARTERLY RESULTS

(expressed in thousands of Canadian dollars except per share amounts)

	2009				2008			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue – before pricing adjustments	**$ –**	$ –	$ –	$ –	$ 9,642	$ 35,331	$ 52,403	$ 51,052
Pricing adjustments:								
Commodities	**2**	10	354	4,018	(7,189)	(47,203)	581	15,178
Foreign exchange	**(1)**	(9)	(1,568)	1,012	8,889	2,992	(743)	4,558
Revenue – after pricing adjustments	**$ 1**	$ 1	$ (1,214)	$ 5,030	$ 11,342	$ (8,880)	$ 52,241	$ 70,788
Cash provided by (used in) operations*	**(13,097)**	(8,911)	11,464	14,455	(16,637)	7,463	5,821	10,099
Exploration expense	**4,287**	2,623	3,916	2,408	4,670	4,231	7,115	7,054
Net income (loss)	**(14,361)**	(6,194)	(9,806)	347	(112,419)	(71,242)	10,387	12,595
Net income (loss) per share	**$ (0.11)**	$ (0.06)	$ (0.11)	$ 0.00	$ (1.31)	$ (0.85)	$ 0.13	$ 0.16
Fully diluted net income (loss) per share	**$ (0.11)**	$ (0.06)	$ (0.11)	$ 0.00	$ (1.31)	$ (0.85)	$ 0.13	$ 0.15

* *Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.*

Nymex Palladium Cash Price US$/ Troy oz
US$ Daily

From: 01 Jan. 2007
To: 19 Feb. 2010


650
600
550
500
450
400
350
300
250
200
150
Jan. 2007
Jan. 2008
Jan. 2009
Jan. 2010

After peaking in March 2008 at US$582 per ounce, the price of palladium declined by 69% to US$183 per ounce on December 31, 2008. In October 2008, the Company decided to put the LDI mine on temporary care and maintenance. The price of palladium has subsequently increased to US$393 at December 31, 2009, resulting in the Company announcing the planned restart of the LDI mine.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

	Three months ended December 31		Year ended December 31		
	2009	2008	**2009**	2008	2007
Cash provided by (used in) operations prior to changes in non-cash working capital	**$ (13,898)**	$ (16,684)	**$ (28,567)**	$ (25,544)	$ 27,770
Changes in non-cash working capital	**801**	46	**32,478**	32,290	(2,170)
Cash provided by (used in) operations	**(13,097)**	(16,638)	**3,911**	6,746	25,600
Cash provided by (used in) financing	**21,748**	(2,185)	**63,669**	2,105	61,199
Cash used in investing	**(3,524)**	(4,536)	**(12,393)**	(40,389)	(15,346)
Increase (decrease) in cash and cash equivalents	**$ 5,127**	$ (23,359)	**$ 55,187**	$ (31,538)	$ 71,453

For the year ended December 31, 2009, cash used in operations prior to changes in non-cash working capital was $28.6 million, compared to $25.5 million in 2008, a deterioration of $3.1 million. This deterioration is due primarily to the reductions of the asset impairment charge ($90.0 million), amortization expense ($35.8 million), accretion expense relating to the convertible notes payable ($3.4 million), impact of the loss on disposal of equipment ($2.5 million), unrealized foreign exchange loss ($2.4 million), interest on convertible notes settled in shares ($0.7 million) and stock-based compensation and employee benefits ($0.8 million), offset by the decreased net loss ($130.7 million) and a decreased future income tax recovery ($2.2 million).

For the three months ended December 31, 2009, cash used in operations prior to changes in non-cash working capital was $13.9 million, compared to $16.7 million in the same period last year, an improvement of $2.8 million. This improvement is due primarily to the decreased net loss ($98.1 million), offset by the lower asset impairment charge ($90.0 million), decreased amortization ($3.1 million), the impact of the unrealized foreign exchange loss ($1.1 million), and loss on disposal of equipment ($0.9 million).

For the year ended December 31, 2009, non-cash working capital decreased by $32.5 million compared to $32.3 million last year. Various non-cash working capital balances have been impacted by the acquisition of Cadiscor as disclosed in note 3 to the consolidated financial statements. The $32.5 million decrease is due to concentrate awaiting settlement being fully realized ($43.1 million), decrease in other assets ($0.7 million), before an adjustment of Cadiscor's opening balance ($0.6 million), and an increase of taxes payable ($2.5 million) largely due to the Ontario harmonization transition rules, offset by increases in inventories ($8.7 million) due primarily to unrealized foreign exchange and commodity price adjustments on crushed and broken ore and gold inventories, before an adjustment of Cadiscor's opening balance ($0.4 million), and a decrease in accounts payable and accrued liabilities ($2.8 million), before an adjustment of Cadiscor's opening balance ($3.2 million).

For the three months ended December 31, 2009, non-cash working capital decreased by $0.8 million compared to $0.1 million in the same period last year. The $0.8 million decrease is due to an increase in accounts payable and accrued liabilities ($3.8 million), before an adjustment relating to Cadiscor's acquisition ($1.8 million), and taxes payable ($2.3 million) that is due largely to the Ontario harmonization transition rules, and the realization of concentrate awaiting settlement ($0.1 million), offset by an increase in inventories ($2.6 million) due primarily to unrealized foreign exchange and commodity price adjustments on crushed and broken ore and gold inventories, and other assets ($1.1 million).

After allowing for non-cash working capital changes, cash provided by operations was $3.9 million for the year ended December 31, 2009, compared to $6.7 million in 2008. For the three months ending December 31, 2009, cash used in operations was $13.1 million compared to $16.6 million in the corresponding period last year.

Financing activities for the year ended December 31, 2009 provided cash of $63.7 million and reflected the $70.1 million net proceeds received from the September 2009 equity offering, offset by the scheduled repayment of debt of $6.4 million compared to $2.1 million in 2008. In the prior year the underwriters of the December 2007 equity offering exercised an over-allotment option that increased the net proceeds of the offering by $10.5 million, which was recorded in 2008. For the three months ending December 31, 2009, financing activities provided cash of $21.7 million and reflected the $22.7 million net proceeds received from the exercise of the over-allotment option relating to the September 2009 equity offering and the private placement of flow-through common shares, compared to a use of cash of $2.2 million in the same period last year.

On September 30, 2009, the Company completed an equity offering of 18.4 million units at a price of $3.15 per unit, for gross proceeds of $58.0 million (net proceeds of $53.6 million). Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase an additional common share at a price of $4.25 per share, subject to adjustment, at any time on or prior to September 30, 2011, subject to early termination in certain circumstances. The Company intends to use the net proceeds of the sale of the units for exploration and development expenditures at the Company's LDI property and Sleeping Giant gold mine, to fund capital expenditures and working capital requirements at the LDI mine, and for general corporate purposes, which may include future acquisitions.

The Company also completed a private placement of 4,000,000 flow-through common shares at a price of $3.75 per share, for total gross proceeds of $15.0 million (net proceeds of $14.1 million).

The Company's total debt position decreased to $1.1 million at December 31, 2009 from $7.6 million at December 31, 2008. The senior credit facilities have been fully repaid by December 31, 2009. For the three months ended December 31, 2009, the reduction in debt includes scheduled repayments of the senior credit facilities ($0.5 million) and scheduled capital lease repayments ($0.4 million).

Investing activities required $12.4 million of cash for the year ended December 31, 2009, the majority of which was attributable to the development of the Sleeping Giant gold mine ($10.1 million), the tailings management facility at the LDI mine ($0.5 million), the computer systems upgrades ($0.3 million), and costs associated with the acquisition of Cadiscor ($1.1 million). For the year ended December 31, 2008, investing activities required $40.4 million of cash, the majority of which was attributable to the expansion of the tailings management facility ($26.7 million), the ongoing lateral development and sustaining capital for the underground mine ($4.1 million) and purchase of major spare parts ($8.5 million). In the quarter ended December 31, 2009, there were $3.5 million of investing activities associated with the development of the Sleeping Giant gold mine ($3.2 million) and the tailings management facility at the LDI mine ($0.3 million). This compares with $4.5 million for the same period last year, which was mainly related to the expansion of the tailings management facility ($1.8 million), the ongoing lateral development and sustaining capital for the underground mine ($0.8 million) and purchase of major spare parts ($1.5 million).

CAPITAL RESOURCES

As at December 31, 2009, the Company had cash and cash equivalents of $98.3 million compared to $43.1 million as at December 31, 2008. The funds are largely invested in short term interest bearing deposits at a major Canadian chartered bank.

The Company has sufficient cash resources to restart the LDI mine. The cash flow from the Sleeping Giant mine, together with the Company's cash reserves, are expected to be sufficient to meet the Company's requirements in the near term. In 2010, the Company intends to deepen the mine shaft at the Sleeping Giant gold mine at an estimated cost of $4.5 million plus an additional $1.5 million for auxiliary equipment, and is pursuing LDI's Offset Zone ramp development, estimated to be $16.0 million. Also, NAP plans to spend $6.2 million on its Quebec properties as well as $15.0 million on its Ontario properties. The Company will also use these resources to fund the additional working capital required to restart the LDI mine in 2010.

CONTRACTUAL OBLIGATIONS

As at December 31, 2009		**Payments Due by Period**			
(expressed in thousands of Canadian dollars)	Total	1 Year	2-3 Years	4-5 Years	>5 years
Capital lease obligations	$ 1,223	$ 605	$ 509	$ 109	$ –
Operating leases	1,356	659	456	146	95
Purchase obligations	858	858	–	–	–
	$ 3,437	$ 2,122	$ 965	$ 255	$ 95

On October 8, 2009, the Company completed a private placement of 4,000,000 flow-through common shares. The gross proceeds of $15.0 million must be spent on Canadian exploration expenses prior to December 31, 2010 and renounced to investors.

In addition to the above, the Company also has asset retirement obligations in the amount of $12.9 million that would become payable at the time of the closures of its LDI and Sleeping Giant mines. The expected life of these mines is presently projected to 2012. Deposits established by the Company to offset these future outlays amount to $10.5 million. As a result, a shortfall of $2.4 million is required to be funded prior to closure of the mines.

RELATED PARTY TRANSACTIONS

There were no related party transactions to report for the quarter and year ended December 31, 2009.

OUTSTANDING SHARE DATA

As of February 25, 2010, there were 127,383,051 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 3,057,800 common shares of the Company at a weighted average exercise price of $3.50. As of the same date, there were also 2,756,665 and 9,530,000 warrants outstanding, each warrant entitling the holder thereof to purchase one common share at a weighted average exercise price of US$9.74 and $4.18, respectively.

REVIEW OF OPERATIONS

LAC DES ILES PROPERTY

The LDI mine consists of an open pit mine, an underground mine, a processing plant with a nominal capacity of approximately 15,000 tonnes per day, and the original mill (idle since 2001) with a nominal capacity of approximately 2,400 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone, both disseminated magmatic nickel-copper-platinum group metals ("PGM") deposits. On October 21, 2008, the Company announced that, due to depressed metal prices, it was temporarily placing its LDI mine on care and maintenance effective October 29, 2008. The closure resulted in the layoff of approximately 350 employees.

LDI Mine

During the year ended December 31, 2009, no ore was extracted from the LDI underground mine, compared to 615,630 tonnes extracted with an average palladium grade of 5.11 grams per tonne last year. In the LDI open pit operation, no ore was extracted for the year ended December 31, 2009, compared to 3,060,788 tonnes of ore extracted at an average palladium grade of 1.5 grams per tonne in the previous year. The strip ratio for the year ended December 31, 2008 was 2.28. During the three months ended December 31, 2009, no ore was extracted from the LDI underground mine. During the same period last year, 46,446 tonnes were extracted with an average palladium grade of 6.72 grams per tonne. In the LDI open pit operation no ore was extracted for the three months ended December 31, 2009, compared to 216,845 tonnes of ore extracted at an average palladium grade of 2.55 grams per tonne in the same period last year. The strip ratio for the three months ended December 31, 2008 was 2.04.

Development of the underground mine commenced in the second quarter of 2004 in order to access the higher grade portion of the Roby Zone. The underground deposit lies below the ultimate pit bottom of the open pit and extends to a depth of approximately 660 metres below the surface where it is truncated by an offset fault. Commercial production from the underground mine commenced on April 1, 2006.

The chosen mining method for the underground mine is sublevel retreat longitudinal longhole stoping with unconsolidated rock fill. The mining block interval is 95 metres floor to floor with two sublevels in between and 20 metre sill pillars between blocks. Stopes average 60 metres in length with 7 to 10 metre-wide vertical rib pillars between stopes. Total intake ventilation for the mine is designed to be 205 cubic metres per minute. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

At the time the mine was placed on temporary care and maintenance on October 29, 2008, open pit ore reserves would have had another nine months of mine life and the underground mining operation would have continued for another one and a half years. The Company expects that the higher grade ore remaining in the pit bottom will be accessed from the Roby Underground mine.

When operations resume, the Company expects that the Roby Underground mine will support production, at lower tonnage levels but higher grade than historical production. During this period, it is anticipated that development work on the Offset Zone will commence with the objective of achieving a seamless changeover from the Roby Underground to the Offset Zone. A preliminary economic assessment of the Offset Zone, released in May 2008 indicated that the Offset Zone could extend underground mining operations to 2018, with production of 6,000 tonnes per day by 2012 and producing 250,000 ounces of palladium annually.

As currently envisaged, the Company would continue mining the Roby Zone, using underground mining methods, for two years while developing the Offset Zone which could add up to ten years of additional mine life. The Company has begun the process of restarting operations at the LDI mine and expects to produce its first concentrate in the second quarter of 2010.

LDI Mill

The LDI mill did not process any ore during the year ended December 31, 2009. During 2008, the mill processed 3,722,732 tonnes of ore at an average of 12,577 tonnes per operating day, producing 212,046 ounces of palladium at an average palladium head grade of 2.33 grams per tonne, with a palladium recovery of 75.3%, and mill availability of 80.3%. During the three months ended December 31, 2009, the mill did not process any ore. During the same period in 2008, the mill processed 265,950 tonnes of ore at an average of 12,089 tonnes per operating day, producing 21,373 ounces of palladium at an average palladium head grade of 2.91 grams per tonne, with a palladium recovery of 76.0%, and mill availability of 87.9%.

Ore from the open pit and underground mine was first crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream could be split so that a portion was crushed in the secondary crusher producing a fine material feed which was then combined with the coarse feed. The processing operation utilized a conventional flotation technology to produce a palladium rich concentrate that also contains platinum, nickel, gold and copper. This mixture of coarse and fine material is fed to the SAG mill to increase mill throughput. The ore was ground to a nominal P80 (the size of an opening through which 80% of the product would pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then fed a flotation circuit comprised of rougher/scavengers and four stages of cleaning. The flotation circuit in the old concentrator was connected to the new mill to provide additional cleaner flotation capacity. The final concentrate was thickened and dewatered using two pressure filters.

Total production costs (mining and milling) per tonne of ore milled for the year ended December 31, 2008 were $30.90. For the year ended December 31, 2008 cash costs,[1] including direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$283 per ounce of palladium.

SLEEPING GIANT PROPERTY

The Sleeping Giant gold mine is composed of four mining leases and 69 mining claims surrounding the mining infrastructures, and consists of an underground mine and a mill.

Sleeping Giant Mine

During the year ended December 31, 2009, 34,132 tonnes of ore was hoisted from the underground mine, with 32,822 tonnes being processed by the mill. For the quarter ended December 31, 2009, 23,852 tonnes of ore was hoisted from the underground mine, with 23,048 tonnes being processed by the mill. Until the mine reaches commercial production, which occurred on January 1, 2010, all costs associated with achievement of commercial production, net of preproduction revenue from gold sales, are capitalized.

The Sleeping Giant gold mine was in production from 1988 to 1991 and from 1993 to September 2008, when it was placed on care and maintenance by its previous owner. At the end of 2008, cumulative production was approximately 960,000 ounces of gold at an average grade of about 11.44 grams per tonne gold.

The mine is accessed by a four-compartment production shaft with a total depth of 1,053 metres. Levels are spaced at 45 metres from surface to a depth of 235 metres, and from there to a depth of 975 metres are spaced at 60 metres. The exploration shaft and various raises allow all portions of the mine to be ventilated with fresh air. An ore pass and a waste pass allow material to be handled and raised to the surface. The deepest working level of the mine is presently 975 metres. The mine uses 3 and 5 tonne electric locomotives and rail cars.

Three mining methods have been used to extract ore, with the method being determined according to the dip of a particular zone. For slopes over 65 degrees, long-hole and shrinkage stope extraction is used. For slopes between 65 and 45 degrees, the method employed is generally shrinkage stope mining (with some stopes mined by long-hole methods). For slopes below 45 degrees, the room and pillar extraction method is used.

Sleeping Giant Mill

At December 31, 2009, the mill contained approximately 1,631 ounces of gold, which was included in inventory and valued at net realizable value, as it had not been sold by the end of the year.

The mill was originally built to use the Merrill-Crowe process. However, in 1998 the mill process was changed to a carbon-in-leach plant, which resulted in increased recoveries and decreased costs. This system also reduces the demand for fresh water, as well as the amount of water that needs to be treated. The Sleeping Giant mill has a rated capacity of 900 tonnes per day and was operating at approximately 570 tonnes per scheduled operating day in December 2009.

The Sleeping Giant mill produces gold-silver doré bars that are transported by a licensed armoured car services company to Johnson Matthey Ltd.'s refinery in Brampton, Ontario for refining. The Company expects to sell its refined gold to banks, bullion dealers and/or refiners based on prevailing spot prices at the time of such sales.

[1] Non-GAAP *measure. Please refer to* Non-GAAP *Measures on page* 30.

EXPLORATION UPDATE

LAC DES ILES PROPERTY

Offset Zone

The Offset Zone of the LDI property was discovered by the Company's exploration team in 2001. The Offset Zone is considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 metres to the southwest of the Roby Zone. An updated mineral resource estimate was prepared by RPA in January 2009. The report showed that the Offset Zone has significantly more mineral resources than the current underground mine of the Roby Zone at similar grades, and remains open along strike to the north, south and at depth.

Following the updated resource estimate for the Offset Zone, the Company engaged Nordmin Engineering ("Nordmin") to assist in assessing the optimal mining and milling configuration of developing the upper portion of the Offset Zone. The discovery of two new PGM zones, named the Cowboy and Outlaw Zones, has resulted in the decision to expand the exploration effort to define the limits, size and grade of the Offset Zone and to pursue other possible mineralized zones that were identified as a result of this initial exploration effort. Accordingly, the Company, assisted by Nordmin will instead work towards completing an advanced preliminary economic assessment, expected to be available by the second quarter of 2010.

The advanced preliminary economic assessment will take into account a resource update to be prepared by RPA, which will include the results of drilling completed in 2009. The Company expects this resource update to be available early in the second quarter of 2010.

Based on the work done to date with Nordmin, and recent exploration success, the Company believes that the most efficient way to mine the Offset Zone is by way of shaft access, with a capacity of approximately 5,000 tonnes per day. The mining method to be utilized is "Large Scale Shrinkage", a high volume bulk mining method similar to that used by Agnico-Eagle Limited at their Goldex mine in Quebec. This method increases the overall upfront capital requirements but is expected to significantly reduce the operating costs compared to other mining methods. This mining method entails drilling off and blasting an entire ore zone and pulling the ore from the bottom horizon. Slim ore pillars are left in lower grade ore areas where possible in order to minimize ground control issues. Preliminary work suggests that mining costs might be similar to the Goldex mine.

The 2009 drill program was planned to increase the tonnage and grade of the mineral resource in the upper part of the Offset Zone, upgrade resources from inferred to indicated, and discover new resources. Phase 1 of the drill program was completed in June 2009 and consisted of 38 infill holes for 21,150 metres in the upper south quadrant. Phase 2 of the Offset Zone drill program commenced in mid-July 2009 and was completed by December 31, 2009. The program plan consisted of 45 infill drill holes for 19,000 metres which decreased the drill hole spacing to approximately 30 metres in the upper part of the Offset Zone. Full assay results are available and will be used in the RPA new resource estimation.

Cowboy Zone

The Cowboy Zone is located 30 to 60 metres to the west of the Offset Zone and was discovered in 2009 during infill drilling of the Offset Zone. This new discovery has the potential to extend the life of the LDI mine and could potentially impact the economics of the LDI mine. The first phase of the drilling campaign indicated that the Zone extends for up to 250 metres along strike and 300 metres down dip from the Offset Zone. The assay results from the Phase 2 drilling extended the limit of the Cowboy Zone 50 metres farther to the north for a total strike length of 300 metres. An initial mineral resource estimate for the Cowboy Zone is anticipated by the second quarter of 2010.

Outlaw Zone

A 750-metre long underground exploration hole was designed to test the contact of the favourable LDI intrusion and the unmineralized country rock on section 502N. This long underground exploration hole did not reach the contact due to drill rig limitations. It did, however, intersect a significant interval of platinum group element ("PGE") mineralization within the intrusion, to the west of the Offset Zone and the Cowboy Zone. Referred to as the Outlaw Zone, this new potential zone of mineralization is hosted by gabbro, like the Cowboy Zone. Future drill programs will be designed to explore the lateral and vertical limits of the Outlaw Zone, and establish its orientation, geometry and internal continuity. Nevertheless, it is apparent from these results that PGE mineralization at LDI remains open to the west.

West Pit

The surface drill program in the West Pit area of the LDI mine property was planned to follow up on historic and previous drill results and discover new mineralized zones adjacent to the open pit mine. In total, 29 holes were drilled in 2009 from within 150 metres of the west wall of the open pit with assays that were of higher grade than the historic average grade of 1.99 grams per tonne palladium at the LDI open pit mine. The combination of these assay results and the close proximity of the PGE mineralized intersections provides encouragement for follow up exploration drilling and consideration of possible open pit mining scenarios.

North LDI

In addition to the Company's mining, development and exploration activities at the LDI mine, grassroots exploration is an integral part of the growth strategy. In 2008, the grassroots exploration projects involved trenching on the North LDI area, north of the LDI mine, and trenching and drilling on the Mine Block Intrusion, east of the LDI mine. Individual project areas on the Mine Block Intrusion that saw exploration activities were the North VT Rim, South VT Rim, Baker Zone and Creek Zone.

For 2009, a follow up 19 hole drill program was realised on North LDI. The drill holes were designed to test under mineralized trenches from which samples returned up to 7.0 grams per tonne PGM plus gold. They were also designed to test the nested intrusion model for the North LDI area, based on the results of a historic airborne geophysical survey. As at the date of this MD&A, all holes were completed and assay results were not significant.

SLEEPING GIANT MINE PROPERTY

In December 2007, Cadiscor commenced a 19,000 metre underground exploration program costing $2.4 million to test for the presence of gold mineralization below the deepest mine level (–975 metres). Cadiscor engaged GENIVAR L.P. ("GENIVAR") to validate the geological interpretation and the known mineralized zones at the mine. In their NI 43-101 report,[2] GENIVAR concluded that Sleeping Giant Mine had measured and indicated resources of 489,200 tonnes at an average grade of 9.7 grams per tonne gold for 152,743 ounces of in situ gold. Within this geological resource, GENIVAR engineering studies identified mineral proven and probable reserves accessible via current workings totaling 235,300 tonnes at an average grade of 9.3 grams per tonne gold for 70,350 ounces of in situ gold. The Company has commenced an infill drill program zone delineation and upgrade resources to follow up on the previous very successful exploration program. A new resources calculation is in progress, including the 2009 drilling results and should be released early in the first half of 2010.

DISCOVERY PROPERTY

Following a successful 2007-2008 drilling program, Cadiscor hired InnovExplo to update the previous NI 43-101 report on the Discovery gold deposit. The new NI 43-101 resource estimate[3] increased the measured and indicated resource by 15%, for a total of 1,282,082 tonnes grading 5.75 grams per tonne gold (237,075 ounces of gold). In addition, the inferred resource increased by 56% to 1,545,500 tonnes grading 5.93 grams per tonne gold (294,473 ounces of gold). In September 2008, InnovExplo completed a preliminary economic assessment that confirmed the project to be economically feasible and generate positive cash flow under certain assumptions. The Discovery gold deposit is 70 kilometres east of Sleeping Giant and is accessible by established logging roads. During 2009, the company has advanced in permitting the property toward a future underground exploration program, recommended in the preliminary economic assessment report. An environmental impact study was prepared during the last quarter of 2009 and will be filed in the first quarter of 2010.

FLORDIN, CAMERON SHEAR AND FLORENCE PROPERTIES

In 2008, Cadiscor carried out preliminary exploration drilling on the Flordin property at a cost of $0.3 million and the Cameron Shear property at a cost of $0.2 million. Drilling on Flordin intersected several mineralized zones, expanding their lateral and depth dimensions and confirming the exploration potential of the property.

[2] *The Technical Report was issued on October 8, 2008 and was prepared under the supervision of Tyson Birkett, Josée Couture and Christian Bézy, all of whom were qualified persons and independent of Cadiscor.*

[3] *The Technical Report was issued on August 1, 2008 and was prepared under the supervision of Carl Pelletier, a qualified person who was independent of Cadiscor.*

The Company has an option to earn a 50% interest in the Cameron Shear property, which is currently 100% owned by Canadian Royalties Inc. Florence is a small 100% Cadiscor-owned property which is located north and adjacent to the Cameron Shear property. These properties are adjacent and to the east of the Discovery gold deposit.

During the last quarter of 2009, the Company hired InnovExplo of Val D'Or, a consulting firm to prepare an NI 43-101 resource estimation on the Flordin gold deposit. The results should be available at the end of the first quarter 2010.

LAFLAMME GOLD PROPERTY

During the third quarter of 2009, the Company signed a letter of agreement with Midland Exploration Inc. ("Midland") to earn an interest in the Laflamme gold property. Strategically located between the Company's Sleeping Giant gold mine and the Comtois gold deposit in Quebec's Abitibi region, the Laflamme gold property consists of 410 claims covering a surface area of approximately 220 square kilometres west of Lebel-sur-Quevillon. Laflamme offers excellent potential for gold mineralization. A recent study conducted by the Ministère des Ressources naturelles et de la Faune du Québec ("MNRF") has identified a list of gold-bearing targets in major structures that appear on the property. The Laflamme property stretches 20 to 60 kilometres east of the Sleeping Giant mine. In the fourth quarter of 2009, the company conducted a VTEM aerial survey over the property in order to identify exploration targets. The survey results will be analyzed during the first quarter of 2010.

The Company has the option to acquire a 50% interest in the Laflamme Property over a period of four years for the following consideration: cash payments totalling $0.1 million, including a $0.03 million payment upon signing; and exploration expenditures totalling $1.0 million over four years, including $0.3 million in expenditures during the first year. The Company will be the operator and, following the acquisition of the initial 50% interest, will have the option to acquire an additional 15% interest upon delivery of a feasibility study.

SHEBANDOWAN WEST PROJECT

The Company holds a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. The properties, known as the Shebandowan property, contain a series of nickel-copper-PGM mineralized bodies. The land package, which totals approximately 7,842 hectares, is located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company's LDI mine. Vale Inco retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals.

The Shebandowan West Project covers a small portion of the Shebandowan property and encompasses three shallow mineralized zones known as the West, Road and "D" zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine. Management considers the Shebandowan West Project's nickel-copper-PGM mineralization to represent the western extension of the Shebandowan mine ore body. The former Shebandowan mine, in operation from 1972 to 1998, produced 8.7 million tonnes of ore at grades of 2.07% nickel, 1.00% copper and approximately 3.0 grams per tonne PGM plus gold. An NI 43-101 Technical Report disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco's back-in right.

In December 2007, the Company retained SRK Consulting to prepare a preliminary economic assessment of a mine development scenario entailing excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site, and transporting it by truck to the LDI property for processing at that mine's original mill. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.

The Company received a preliminary economic assessment on the project from SRK. However, in light of the sharp decline in metal prices in the fall of 2008, the Company ceased all activities with the Shebandowan joint venture, including at the Shebandowan West Project.

In light for a more favourable outlook for nickel prices, the Company and Vale Inco plan to conduct a $250,000 exploration program in 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting policies are considered critical:

(a) *Use of Estimates*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company's properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company's financial results and financial position in a number of ways, including the following:

(a) Asset carrying values may be affected due to changes in estimated future cash flows;

(b) Amortization charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

(c) Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in the units of production basis of amortization;

(d) Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

(e) The carrying value of future tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

(b) *Impairment assessments of long-lived assets*

Each year, the Company reviews mining plans for the remaining life of each property. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors. The Company reviews its accounting estimates and adjusts these estimates based on year-end recoverable minerals determined by the Company, in the current mine plan.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium, gold, and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections. The term "recoverable minerals" refers to the estimate of recoverable production from measured, indicated and inferred mineral resources that are considered economically mineable and are based on management's confidence in converting such resources to proven and probable reserves. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

(c) *Amortization of mining interests*

The Company amortizes a large portion of its mining interests using the unit of production method based on proven and probable reserves to which they relate or on a straight-line basis over their estimated useful lives, ranging from three to seven years.

(d) *Revenue recognition*

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized net of royalties based on quoted market prices upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company's smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments when final pricing is determined. Concentrate awaiting settlement is an accounts receivable that is recorded net of estimated treatment and refining costs which is subject to final assay adjustments.

Revenue from the sale of gold-silver doré bars from Sleeping Giant is recognized when the significant risks and awards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

(e) *Asset retirement obligations*

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of mining interests and amortized over the estimated life of the mine.

ADOPTION OF NEW ACCOUNTING STANDARDS

GOODWILL AND INTANGIBLE ASSETS

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The new section is effective for years beginning on or after October 1, 2008. At December 31, 2009, the Company has no goodwill or intangible assets that would be accounted for under this standard. Accordingly, there is no impact on the consolidated financial statements as a result of the adoption of this standard.

CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Effective January 1, 2009, the Company adopted Emerging Issues Committee ("EIC") abstract 173 ("EIC-173"), *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The abstract clarifies that an entity should take into account its own credit risk and counterparty credit risk in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company's adoption of this abstract had no effect on the consolidated financial statements.

MINING EXPLORATION COSTS

Effective January 1, 2009, the Company adopted EIC-174, *Mining Exploration Costs*, which clarifies guidance related to capitalization of exploration costs and impairment of capitalized costs. The Company's adoption of this abstract had no effect on the consolidated financial statements.

FUTURE ACCOUNTING STANDARDS

IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In February 2008, the CICA Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The Company is required to adopt IFRS for the reporting of its interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

To transition to IFRS, the Company must apply "IFRS 1 – First Time Adoption of IFRS" that sets out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity's first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity's first IFRS financial statements). In the period leading up to the transition to IFRS, the AcSB has issued accounting standards that are converged with IFRS such as IAS 2, Inventories, and IAS 38, Intangible assets, thus mitigating the impact of adopting IFRS at the mandatory transition date.

In preparation for the transition to IFRS, key members of the IFRS project team attended various seminars and information sessions and reviewed IFRS standards with a focus on identifying existing and emerging issues relating to the conversion to IFRS and ensuring their inclusion in the Company's preliminary conversion project scoping analysis. Based on those transition issues identified, the Company's IFRS project team has performed an evaluation of the impact of the adoption of IFRS on its consolidated financial statements, including the optional exemptions which may be elected by the Company under IFRS 1, the transitional standard addressing initial adoption of IFRS.

The adoption of IFRS will make it possible for the Company to re-assess the fair values of assets and liabilities on its balance sheet under IFRS 1, which could impact the balance sheet significantly. Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certain requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRSs on first-time adoption, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

The Company has determined that the IFRS 1 exemptions which are likely to be elected by the Company at the time of transition to IFRS on January 1, 2010 are those related to: business combinations; share-based payment transactions; leases; investments in subsidiaries, jointly controlled entities and associates; compound financial instruments; and decommissioning liabilities included in the cost of property, plant and equipment. The IFRS 1 elections relating to insurance contracts and assets and liabilities of subsidiaries, associates and joint ventures will not likely apply to the Company as it does not hold any insurance contracts and both the Company and its subsidiaries will transition to and adopt IFRS concurrently. In addition, IFRS 1 elections relating to fair value as deemed cost or cumulative translation differences are not expected to be applied. The Company is currently completing its review of the applicability of remaining IFRS 1 elections and will continue to review the impacts of amendments to IFRS standards regarding its present position relating to the above elections prior to the adoption of IFRS on January 1, 2011.

In addition to the identification of IFRS 1 elections, the Company has identified potential transition differences existing between Canadian GAAP and IFRS standards at December 31, 2009.

Financial Instruments

For IFRS, the measurement and allocation of fair values between the debt and equity components of compound financial instruments issued by the Company is performed differently from the pro-rata method applied under Canadian GAAP. Although the Company's election under IFRS relating to compound financial instruments is expected to eliminate transition variances relating to those debt instruments fully repaid prior to the January 1, 2010 transition date, outstanding debt instruments and compound instruments denominated in foreign currencies will require retrospective restatement at the time of transition to IFRS on January 1, 2010. This may result in material reallocations of balances between the Company's debt and equity accounts. However, recent and proposed amendments to IFRS standards relating to financial instruments may materially impact the adjustments required. Therefore, the Company's determination of the reported value of the transition adjustments will be subject to its review of these amendments to IFRS standards.

Share-based Payment Transactions

The Company has identified differences relating to the measurement of share-based payments under IFRS 2 relating to the Company's stock compensation plans. The differences between Canadian GAAP and IFRS primarily relates to the valuation of RSU liabilities at each reporting date and the measurement of stock compensation expense relating to the Company's stock option plan. The Company's election under IFRS 1 relating to share-based payments will restrict the adjustments relating to the measurement of such equity instruments to only those instruments granted after November 7, 2002 and which have not vested at the date of transition of January 1, 2010.

Mine Restoration Obligations

The measurement of decommissioning liabilities and related balances included in the cost of property, plant and equipment in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets differs from that applied by the Company under Canadian GAAP. An election by the Company under IFRS 1 would permit the measurement of these amounts as at January 1, 2010 with prospective application of IFRS standards subsequent to that date. The revaluation of the Company's mine restoration obligations and related balances included in the cost of property, plant and equipment may result in material restatements to those balances or the accumulated amortization recorded to date on the cost of property, plant and equipment.

The Company is continuing to evaluate the potential impact of existing IFRS standards and proposed amendments to those standards on its reported balances under IFRS. As a result of ongoing analyses and the potential amendments proposed to key IFRS standards, the specific impact that these standards and related exemptions will have upon the reporting and disclosures within the Company's financial statements cannot be effectively determined at this time.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Certain of these risks and uncertainties are noted below for reference purposes.

The price of palladium and gold, as well as the US dollar, are the most significant factors influencing the profitability of the Company. Many factors influence the price of palladium and gold, including global supply, fabrication and investment demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations will affect financial results since the prices of the Company's products are denominated in US dollars, whereas the Company's administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, any strengthening of the Canadian dollar relative to the US dollar has a negative impact on the Company's revenue and profitability.

The Company is dependent on two mines for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining.

Prior to placing the LDI mine on care and maintenance, the Company sold all of its concentrate to one smelting firm under a contract that was renegotiated during the second quarter of 2007 for a three year term that expires on March 31, 2010. Upon placing the LDI mine on care and maintenance due to low metal prices, the Company has given "force majeure" notice to the smelting firm. The Company will require a new smelting contract prior to restarting the LDI mine.

INTERNAL CONTROLS

SCOPE LIMITATION

Effective May 26, 2009, the Company acquired 100 percent of the outstanding common shares of Cadiscor in an all-equity transaction. The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition. However, the Company has not had sufficient time to appropriately review, design or maintain the internal controls used by Cadiscor and integrate them with those of the Company.

As a result, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of Cadiscor from the December 31, 2009 certifications of internal controls.

The acquisition date financial information for Cadiscor is included in the discussion regarding the acquisition contained in this MD&A and in Note 3 of the consolidated financial statements. A summary of the financial information for Cadiscor, expressed in thousands of dollars, which was included in the consolidated financial statements of the Company at December 31, 2009, is provided below.

	Three months ended December 31, 2009	Year ended December 31, 2009
Revenue – after pricing adjustments	**$ –**	$ –
Loss before discontinued operations and extraordinary items	**(2,572)**	(3,359)
Net loss and comprehensive loss for the period	**$ (2,572)**	$ (3,359)

	As at December 31, 2009
Current assets	$ 7,743
Non-current assets	52,069
Current liabilities	5,167
Non-current liabilities	4,497

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the year ended December 31, 2009, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify, subject to the scope limitation, that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company's management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, subject to the scope limitation, the design and operation of these disclosure controls and procedures were effective as of December 31, 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the year ended December 31, 2009, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify, subject to the scope limitation, that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.

With the exception of the impact upon internal controls identified as a result the acquisition of Cadiscor and the ongoing integration of its operations into the Company, as discussed subsequently, there have been no changes in the Company's internal controls over the financial reporting that occurred during the most recent year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Prior to the acquisition by the Company, Cadiscor was classified as a venture issuer. As a result, although management certifications were required regarding the fair presentation of reported financial information, there was no requirement for certification of the existence or maintenance of disclosure controls and procedures ("DC&P") or internal controls over financial reporting ("ICFR") and no audit attestation of the Company's design or effectiveness of DC&P or ICFR was required. In addition, the planned restart of the Sleeping Giant mine resulted in increased operational activities and related transactions, requiring the modification or implementation of internal controls relating to purchasing and payables, payroll, physical safeguard of inventory, tracking and recognition of gold shipments and revenues, and general and application controls within the information systems. Each of these circumstances could materially affect or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Subsequent to the acquisition of Cadiscor on May 26, 2009, the Company initiated its review of the internal controls within Cadiscor's operations and facilitated the preliminary design and implementation of DC&P and ICFR. The changes to the internal controls included the hiring of a mine controller and additional personnel at the Sleeping Giant mine to address the increase in financial transactions and ensure an appropriate segregation of duties; the review, comparison and transition of Cadiscor's policies, procedures, processes and related controls to mirror those already applied within the Company; communication of policies and procedures to key personnel; and modifications to information systems to accommodate the changes implemented and facilitate timely communication and disclosure of information within the Company.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, subject to the scope limitation, the design and operation of these internal controls over financial reporting were effective as of December 31, 2009.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the SEC's website at www.sec.gov.

NON-GAAP MEASURES

This management's discussion and analysis refers to cash used in operating activities per share and cash cost per ounce which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enable management to better assess



performance trends. Management understands that a number of investors, and others who follow the Company's performance, assess performance in this way. Management believes that these measures better reflect the Company's performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile this non-GAAP measure to the most directly comparable Canadian GAAP measure:

(a) Reconciliation of Cash Used in Operations per Share*

(expressed in thousands of dollars except per share amounts)	Three months ended December 31 **2009**	2008	Year ended December 31 **2009**	2008
Cash used in operations prior to changes in non-cash working capital	**$ (13,898)**	$ (16,684)	**$ (28,567)**	$ (25,544)
Weighted average number of shares outstanding – basic and diluted	**126,483,431**	85,628,711	**102,630,908**	82,839,706
Cash used in operations prior to changes in non-cash working capital per share	**$ (0.11)**	$ (0.19)	**$ (0.28)**	$ (0.31)

(b) Reconciliation of Cash Cost per Palladium Ounce to Financial Statements*

(expressed in thousands of dollars except per ounce amounts)	Three months ended December 31 **2009****	2008	Year ended December 31 **2009****	2008
Production costs including overhead	**$ –**	$ 22,358	**$ –**	$ 115,037
Less mine shutdown costs	–	(7,877)	–	(7,877)
Smelter treatment, refining and freight costs	–	1,255	–	19,325
	–	15,736	–	126,485
Less by-product metal revenue	–	(3,818)	–	(69,203)
	$ –	$ 11,918	**$ –**	$ 57,282
Divided by ounces of palladium	–	20,996	–	189,968
Cash cost per ounce (CDN$)	**$ –**	$ 568	**$ –**	$ 302
Exchange rate (CDN$1 – US$)	–	0.817	–	0.939
Cash cost per ounce (US$)	**$ –**	$ 464	**$ –**	$ 283

* *Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.*

***No production in 2009 reflects the Company's LDI mine being on care and maintenance.*



North American Palladium Ltd.

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under Canadian GAAP, management has chosen that which it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company's assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditors' report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Toronto, Canada
February 25, 2010

William J. Biggar
President and CEO

Jeff Swinoga
Vice President Finance, and CFO



North American Palladium Ltd.

Auditors' Report

TO THE SHAREHOLDERS OF NORTH AMERICAN PALLADIUM LTD.

We have audited the consolidated balance sheets of North American Palladium Ltd. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 25, 2010



North American Palladium Ltd.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

December 31	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 98,255	$ 43,068
Concentrate awaiting settlement – Note 4	–	43,051
Taxes receivable	204	638
Inventories – Note 5	25,306	16,590
Other assets – Note 6	2,495	3,193
	126,260	106,540
Mining interests – Note 7(a)	82,448	31,640
Reclamation deposits – Note 8	10,503	8,724
Total Assets	$ 219,211	$ 146,904
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 11,195	$ 13,996
Current portion of obligations under capital leases – Note 9	558	1,992
Senior credit facilities – Note 10	–	4,430
	11,753	20,418
Taxes payable – Note 20	1,573	–
Asset retirement obligations – Note 8	12,921	8,455
Obligations under capital leases – Note 9	576	1,130
Future mining tax liability	127	–
Total Liabilities	26,950	30,003
Shareholders' Equity		
Common share capital and purchase warrants – Note 12	583,089	485,386
Stock options – Note 12	2,704	2,305
Contributed surplus	19,608	12,336
Deficit	(413,140)	(383,126)
Total shareholders' equity	192,261	116,901
	$ 219,211	$ 146,904

Commitments – Notes 8 and 16

Contingencies – Note 19

See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

André J. Douchane
Director

Steven R. Berlin
Director



North American Palladium Ltd.

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in thousands of Canadian dollars, except share and per share amounts)

Year ended December 31	2009	2008	2007
Revenue – before pricing adjustments	$ –	$ 148,428	$ 201,367
Pricing adjustments:			
Commodities	4,384	(38,633)	8,756
Foreign exchange	(566)	15,696	(14,191)
Revenue – after pricing adjustments – Note 17	3,818	125,491	195,932
Operating expenses			
Care and maintenance costs	12,987	–	–
Production costs	–	115,037	124,921
Inventory pricing adjustment – Note 5	(3,634)	3,875	144
Smelter treatment, refining and freight costs	109	19,325	22,444
Amortization – Note 7(b)	269	36,026	46,908
Loss (gain) on disposal of equipment	(36)	2,466	–
Asset retirement obligation accretion – Note 8	355	321	1,010
Asset impairment charge – Note 7(c)	–	90,000	–
Insurance recovery – Note 13	–	(13,800)	–
Total operating expenses	10,050	253,250	195,427
Income (loss) from mining operations	(6,232)	(127,759)	505
Other expenses			
General and administration	9,021	7,666	7,773
Exploration	13,234	23,070	12,138
Interest and other costs (income) – Note 18	(1,957)	3,443	18,633
Foreign exchange loss (gain)	247	971	(8,422)
Total other expenses	20,545	35,150	30,122
Loss before taxes	(26,777)	(162,909)	(29,617)
Income and mining tax expense (recovery) – Note 20	3,237	(2,230)	(937)
Net loss and comprehensive loss for the year	(30,014)	(160,679)	(28,680)
Deficit, beginning of year, as previously reported	(383,126)	(222,044)	(193,364)
Adoption of new accounting standards for inventory – Note 2	–	(403)	–
Deficit, end of year	$ (413,140)	$ (383,126)	$ (222,044)
Net loss per share			
Basic and diluted – Note 12(f)	$ (0.29)	$ (1.94)	$ (0.51)
Weighted average number of shares outstanding			
Basic and diluted – Note 12(f)	102,630,908	82,839,706	55,792,203

See accompanying notes to the consolidated financial statements



North American Palladium Ltd.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

Year ended December 31	2009	2008	2007
Cash provided by (used in)			
Operations			
Net loss for the year	**$ (30,014)**	$ (160,679)	$ (28,680)
Operating items not involving cash			
Accretion expense relating to convertible notes payable	**–**	3,372	12,947
Amortization	**269**	36,026	46,908
Amortization of deferred financing costs	**18**	193	751
Asset impairment charge – Note 7(c)	**–**	90,000	–
Accrued interest and accretion on convertible debentures	**(359)**	–	–
Interest on convertible notes settled in shares	**–**	732	2,644
Accrued interest on reclamation deposits	**(10)**	(135)	(231)
Unrealized foreign exchange loss (gain)	**(73)**	2,336	(8,260)
Asset retirement obligation accretion – Note 8	**355**	321	1,010
Future income tax expense (recovery) – Note 20	**127**	(2,121)	(937)
Stock-based compensation and employee benefits	**1,156**	1,945	1,618
Loss (gain) on disposal of equipment	**(36)**	2,466	–
	(28,567)	(25,544)	27,770
Changes in non-cash working capital – Note 21(a)	**32,478**	32,290	(2,170)
	3,911	6,746	25,600
Financing Activities			
Issuance of common shares and warrants, net of issue costs	**70,068**	10,475	75,318
Repayment of senior credit facilities	**(4,448)**	(6,291)	(12,016)
Repayment of obligations under capital leases	**(1,951)**	(1,762)	(2,103)
Reclamation deposit	**–**	(317)	–
	63,669	2,105	61,199
Investing Activities			
Acquisition costs associated with Cadiscor Resources Inc.	**(1,135)**	–	–
Additions to mining interests	**(11,294)**	(40,691)	(15,346)
Proceeds on disposal of mining interests	**36**	302	–
	(12,393)	(40,389)	(15,346)
Increase (decrease) in cash and cash equivalents	**55,187**	(31,538)	71,453
Cash and cash equivalents, beginning of year	**43,068**	74,606	3,153
Cash and cash equivalents, end of year	**$ 98,255**	$ 43,068	$ 74,606
Cash and cash equivalents consisting of:			
Cash	**$ 97,969**	$ 2,532	$ 4,444
Short-term investments	**286**	40,536	70,162
	$ 98,255	$ 43,068	$ 74,606

Supplementary information – Note 21(b), (c) (d) and (e)

See accompanying notes to the consolidated financial statements



North American Palladium Ltd.

Consolidated Statements of Shareholders' Equity

(expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2008	**85,158,975**	**$ 469,214**	**$ 2,080**	**$ 2,305**	**$ 14,092**	**$ –**	**$ 12,336**	**$ (383,126)**	**$ 116,901**
Common shares issued/issuable:									
On acquisition of Cadiscor	**14,457,685**	**27,325**	–	–	–	–	–	–	**27,325**
Pursuant to conversion of convertible debenture	**2,457,446**	**4,644**	–	–	–	–	–	–	**4,644**
For principal repayments on convertible notes payable	**1,486,900**	**2,062**	**(2,062)**	–	–	–	–	–	–
For interest payments on convertible notes payable	**14,738**	**18**	**(18)**	–	–	–	–	–	–
Pursuant to 2009 unit offering, net of issue costs	**18,400,000**	**51,333**	–	–	–	–	–	–	**51,333**
Private placement of flow-through shares (net)	**4,000,000**	**14,077**	–	–	–	–	–	–	**14,077**
Warrants issued:									
On acquisition of Cadiscor	–	–	–	–	**1,168**	–	–	–	**1,168**
Pursuant to 2009 unit offering, net of issue costs	–	–	–	–	**2,243**	–	–	–	**2,243**
Warrants exercised	**1,115,997**	**3,167**	–	–	**(866)**	–	–	–	**2,301**
Warrants expired:									
Pursuant to 2007 unit offering	–	–	–	–	**(6,053)**	–	**6,053**	–	–
Stock options issued:									
On acquisition of Cadiscor	–	–	–	**1,014**	–	–	–	–	**1,014**
Stock options exercised	**85,800**	**113**	–	–	–	–	–	–	**113**
Fair value of stock options exercised	–	**119**	–	**(119)**	–	–	–	–	–
Fair value of stock options cancelled	–	–	–	**(1,301)**	–	–	**1,219**	–	**(82)**
Stock-based compensation expense	**205,510**	**433**	–	**805**	–	–	–	–	**1,238**
Net loss for the year ended December 31, 2009	–	–	–	–	–	–	–	**(30,014)**	**(30,014)**
Balance, December 31, 2009	**127,383,051**	**$572,505**	**$ –**	**$ 2,704**	**$ 10,584**	**$ –**	**$ 19,608**	**$ (413,140)**	**$ 192,261**
Balance, December 31, 2007	75,770,570	$ 430,793	$ –	$ 1,673	$ 13,193	$ 6,044	$ 6,292	$ (222,044)	$ 235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	–	(403)	(403)
Common shares issued/issuable:									
For principal repayments on convertible notes payable	6,111,869	28,270	2,062	–	–	(6,044)	6,044	–	30,332
For interest payments on convertible notes payable	165,185	714	18	–	–	–	–	–	732
Pursuant to 2007 unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	–	9,575
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	–	(1,452)
Warrants issued:									
Pursuant to 2007 unit offering, net of issue costs	–	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	–	1
Stock-based compensation expense	311,251	1,313	–	632	–	–	–	–	1,945
Net loss for the year ended December 31, 2008	–	–	–	–	–	–	–	(160,679)	(160,679)
Balance, December 31, 2008	85,158,975	$ 469,214	$ 2,080	$ 2,305	$ 14,092	$ –	$ 12,336	$ (383,126)	$ 116,901
Balance, December 31, 2006	52,947,693	$ 331,705	–	$ 1,269	$ 8,038	$ 12,336	$ –	$ (193,364)	$ 159,984
Common shares issued:									
For principal repayments on convertible notes payable	3,120,997	26,180	–	–	–	(6,292)	6,292	–	26,180
For interest payments on convertible notes payable	341,528	2,644	–	–	–	–	–	–	2,644
Private placement of flow-through shares (net)	550,000	5,686	–	–	–	–	–	–	5,686
Tax effect of flow-through shares	–	(1,114)	–	–	–	–	–	–	(1,114)
Pursuant to unit offering, net of issue costs	18,666,667	64,461	–	–	–	–	–	–	64,461
Warrants issued:									
Pursuant to unit offering, net of issue costs	–	–	–	–	5,155	–	–	–	5,155
Stock options exercised	5,000	17	–	–	–	–	–	–	17
Fair value of stock options exercised	–	10	–	(10)	–	–	–	–	–
Stock-based compensation expense	138,685	1,204	–	414	–	–	–	–	1,618
Net loss for the year ended December 31, 2007	–	–	–	–	–	–	–	(28,680)	(28,680)
Balance, December 31, 2007	75,770,570	$ 430,793	–	$ 1,673	$ 13,193	$ 6,044	$ 6,292	$ (222,044)	$ 235,951

See accompanying notes to consolidated financial statements

Notes to the Consolidated Financial Statements

for the years ended December 31, 2009, 2008 and 2007
(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1. NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is a diversified precious metals company that owns two mines and various mineral properties in mining-friendly jurisdictions. Its principal asset is the Lac des Iles ("LDI") palladium mine, located in the Thunder Bay District in Ontario, which commenced operations in 1993. NAP's other significant asset is the Sleeping Giant gold mine located in the Abitibi region in Quebec, Canada, which reached commercial production on January 1, 2010.

The Company's financial position and operating results are directly affected by the market price of palladium and gold in relation to the Company's production costs. The prices of palladium and gold, foreign currency, and by-product metals (platinum, nickel and copper) fluctuate widely and are affected by numerous factors beyond the Company's control. On October 21, 2008, the Company announced that, due to declining metal prices, it was temporarily placing its LDI mine on care and maintenance effective October 29, 2008. The closure resulted in the layoff of approximately 350 employees. On December 8, 2009, the Company announced its plans to resume operations in the second quarter of 2010 in the Roby Underground zone at the LDI mine.

The LDI mine consists of an open pit mine, an underground mine and processing facilities. The primary deposits on the property are the Roby Zone and the Offset Zone. The Company began mining the Roby Zone in 1993 using open pit mining methods. In April 2006, the underground mine went into commercial production to access a higher grade underground portion of the Roby Zone.

In addition to mining, development and exploration activities around the LDI property, the Company has historically conducted grassroots exploration activities within the Province of Ontario and elsewhere as opportunities are identified.

As a result of the acquisition of Cadiscor Resources Inc. ("Cadiscor") in May 2009, the Company now owns the Sleeping Giant gold mine consisting of an underground mine and a mill. The Sleeping Giant gold mine was in production from 1988 to 1991 and 1993 to September 2008, when it was placed on care and maintenance by its previous owner. The mine is accessed by a four-compartment production shaft. The mill is a carbon-in-leach plant with a nameplate capacity of 900 tonnes per day and was operating at approximately 800 tonnes per day in August 2008 by its previous owner.

The Company's Québec based holdings now consist of the Discovery Project, Flordin, Cameron Shear and Florence Properties, Laflamme Gold Property, and Dormex and Harricana properties.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All amounts are in Canadian dollars unless otherwise noted. The more significant accounting policies are summarized as follows:

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Lac des Iles Mines Ltd. ("LDI"), North American Palladium Arctic Services Oy and Cadiscor Resources Inc. All inter-company balances and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company's properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company's financial results and financial position in a number of ways, including the following:

(a) Asset carrying values may be affected due to changes in estimated future cash flows;

(b) Amortization charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

(c) Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in the units of production basis of amortization;

(d) Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

(e) The carrying value of future tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

REVENUE AND CONCENTRATE AWAITING SETTLEMENT

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized net of royalties based on quoted market prices upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company's smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments when final pricing is determined. Concentrate awaiting settlement is an accounts receivable that is recorded net of estimated treatment and refining costs which is subject to final assay adjustments.

Revenue from the sale of gold-silver doré bars from Sleeping Giant is recognized when the significant risks and rewards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

CONCENTRATE, CRUSHED AND BROKEN ORE STOCKPILES, GOLD AND SUPPLIES INVENTORIES

Concentrate, crushed and broken ore stockpiles, and gold inventory are valued at the lower of average production cost (including an allocation of the amortization of production related assets) and net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year, if any, is shown as a long-term asset. Gold inventory is comprised of unprocessed ore on surface, in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date. Supplies inventory is valued at the lower of average cost and net realizable value.

MINING INTERESTS

Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on a straight-line basis over their estimated useful lives, ranging from three to seven years. The Company capitalizes interest on major projects where direct indebtedness has occurred.

The Company leases certain equipment under capital leases. These leases are capitalized based on the lower of fair market value and the present value of future minimum lease payments. The corresponding liabilities are recorded as obligations under capital leases. This equipment is being amortized on the same basis as described above.

Mining leases and claims, royalty interests, and other development costs are recorded at cost and are amortized on the unit-of-production method over the proven and probable reserves.

Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, future development and exploration expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Capitalized exploration costs, net of salvage values, relating to a property that is later abandoned or considered uneconomic for the foreseeable future, are written off in the period the decision is made.

The decision on when commercial production is reached is based on a range of criteria that is considered relevant to the specific situation, including: a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; and expected net margins during the pre-production period. In a phased mining approach, consideration is given to milestones achieved at each phase of completion. Management assesses the operation's ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced at the beginning of the month in which the criteria are met. No amortization is provided in respect of mine development expenditures until commencement of economical commercial production. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

IMPAIRMENT OF LONG-LIVED ASSETS

Each year, the Company reviews mining plans for the remaining life of each property. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors. The Company reviews its accounting estimates and adjusts these estimates based on year-end recoverable minerals determined by the Company, in the current mine plan.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium, gold, and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections. The term "recoverable minerals" refers to the estimate of recoverable production from measured, indicated and inferred mineral resources that are considered economically mineable and are based on management's confidence in converting such resources to proven and probable reserves. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of mining interests and amortized over the estimated life of the mine.

STOCK-BASED COMPENSATION PLANS

The Company has stock-based compensation plans which consist of a group registered retirement savings plan described in note 12(c), a corporate stock option plan which is described in note 12(e) and a Restricted Share Unit ("RSU") Plan which is described in note 12(g). The Company recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The initial fair value of each stock option and RSU, is assigned based on the fair market value of the Company's common shares at the grant date. Amounts related to RSU obligations are recorded as a liability on the Company's consolidated balance sheet and recognized over the vesting period. The value of the RSU liability is adjusted to reflect changes in the market value of the Company's common shares at each reporting date.

TRANSLATION OF FOREIGN CURRENCY

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the consolidated statements of operations, comprehensive loss and deficit.

INCOME TAXES

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs. The Company provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are stated at fair value and include cash on account less outstanding cheques, demand deposits and short-term guaranteed investments with original maturities of three months or less.

DEFERRED FINANCING COSTS

Deferred financing costs represent the costs of negotiating and securing the Company's long-term debt facilities. The Company records all transaction costs for financial assets and financial liabilities as a reduction of the related asset or liability and the effective interest rate method is used to amortize these costs to operations.

BASIC AND DILUTED LOSS PER SHARE

Basic loss per common share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional common shares from the assumed exercise of stock options, convertible notes and common share purchase warrants (equity instruments), if dilutive. The number of additional common shares is calculated by assuming that outstanding equity instruments were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

FLOW-THROUGH SHARES

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company renounces the deductions to investors and accordingly records share issue costs related to the future tax liability of the temporary difference arising from the renunciation. As a result, share capital is reduced and future income tax liabilities are increased by the estimated tax benefits when renounced by the Company to the investors, except to the extent that the Company has unused tax benefits on loss carry-forwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided. In these circumstances, the future tax liability reduces the valuation allowance, if any, and the reduction is recognized in earnings.

ADOPTION OF NEW ACCOUNTING STANDARDS

Inventories

The Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition, in certain circumstances, write-downs of inventory previously recognized may be reversed. The Company adopted this standard prospectively in accordance with the transitional provisions. On adoption of the new standard on January 1, 2008, an adjustment to supplies inventory of $3,529 was recognized to reclassify items not meeting the definition of inventory, including major spare parts and insurance spares, to property, plant and equipment. A related increase to the 2008 opening deficit of $403, net of taxes was recognized to adjust for accumulated amortization.

Further, upon adoption of this standard the Company changed its valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. The change in valuation had no impact on the Company's consolidated financial statements.

Prior periods presented have not been restated as a result of the adoption of the standard.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. This new section is effective for years beginning on or after October 1, 2008. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted Emerging Issues Committee ("EIC") abstract 173 ("EIC-173"), *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.* The abstract clarifies that an entity should take into account its own credit risk and counterparty credit risk in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company's adoption of this abstract had no effect on the Company's consolidated financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted EIC-174, *Mining Exploration Costs*, which clarifies guidance related to capitalization of exploration costs and impairment of capitalized costs. The Company's adoption of this abstract had no effect on the Company's consolidated financial statements.

FUTURE ACCOUNTING STANDARDS

Impact of International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

Business Combinations

In January 2009, the CICA issued Section 1582, *Business Combinations*, replacing Section 1581 of the same name. The new section will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Section 1582, which provides the Canadian equivalent to International Financial Reporting Standard 3, *Business Combinations (January 2008)*, establishes standards for the accounting for a business combination. Section 1582 requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at fair value on the acquisition date, generally requires acquisition-related costs to be expensed, requires gains from bargain purchases to be recorded in net (loss) earnings, and expands the definition of a business. As Section 1582 will apply only to future business combinations, it will not have a significant effect on the Company's consolidated financial statements prior to such acquisitions.

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Section 1601, *Consolidated Financial Statements*, and Section 1602, *Non-controlling Interests*, which together replace the existing Section 1600, *Consolidated Financial Statements*, and provide the Canadian equivalent to International Accounting Standard 27, *Consolidated and Separate Financial Statements (January 2008)*. The new sections will be applicable to the Company on January 1, 2011. Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

3. ACQUISITION OF CADISCOR RESOURCES INC.

In May 2009, the Company acquired all of the outstanding common shares of Cadiscor in an all-equity transaction. Prior to the acquisition, the Company advanced to Cadiscor $7.5 million, consisting of a $5.4 million 12% convertible debenture, and a $2.1 million 12% debenture, the proceeds of which would be used by Cadiscor to bring the Sleeping Giant gold mine in Quebec back into production.

The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition.

Pursuant to the acquisition agreement, Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor. The Company issued approximately 14.5 million common shares on closing at a price of $1.89 per share based on the volume weighted average closing stock price of the Company's common shares for the period from March 27, 2009 to April 2, 2009.

In addition, all of Cadiscor's outstanding stock options and warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. Approximately 0.9 million stock options and 1.4 million warrants were issued by the Company in the exchange. The Company recorded $1.0 million and $1.2 million as part of the purchase consideration, representing the fair value of these stock options and warrants respectively. The Company also assumed the equity conversion option relating to the convertible debentures with an assigned fair value of $1.4 million at the date of acquisition.

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed as at the date of acquisition:

ASSETS		
Current Assets		
Cash and cash equivalents	$	7,248
Taxes recoverable		461
Inventories		420
Other assets		559
Future mining tax asset		911
		9,599
Mining interests		39,382
Reclamation deposit		1,769
	$	50,750
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$	3,531
Current portion of obligation under capital lease		7
		3,538
Asset retirement obligation		4,291
Long-term debt		11,066
Obligation under capital lease		27
	$	18,922
Net assets acquired	**$**	**31,828**
TOTAL PURCHASE CONSIDERATION		
Common share capital	$	27,325
Stock options		1,014
Purchase warrants		1,168
Convertible rights on convertible debenture		1,437
Transaction costs		884
Total purchase price	**$**	**31,828**

The above allocations and preliminary fair value of the assets acquired and liabilities assumed as at the date of acquisition have been adjusted at year-end to reflect revisions to the previous interim reported balances relating to obligations which existed at the date of acquisition. The adjustments resulted in an increase in the recognition of a future mining tax asset of $911, an increase in the asset retirement obligation of $1,753, accrued payables of $1,800, with a corresponding increase in the allocation to mining interests.

4. CONCENTRATE AWAITING SETTLEMENT

Concentrate awaiting settlement is comprised of:

		2009		2008
Concentrate awaiting settlement, gross	**$**	–	$	46,984
Refining and smelter treatment charges		–		(3,933)
Concentrate awaiting settlement, net	**$**	–	$	43,051

Concentrate awaiting settlement is comprised of concentrate from the LDI mine. The gross value of concentrate awaiting settlement represents the value of all metals shipped to and received by third party smelters which have not been outturned prior to year-end.

5. INVENTORIES

Inventories consist of the following:

	2009	2008
Supplies	$ **12,555**	$ 12,363
Gold inventory*	**4,890**	–
Crushed and broken ore stockpiles	**7,861**	4,227
	$ **25,306**	$ 16,590

* *Gold inventory is comprised of unprocessed ore on surface, in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.*

Supplies inventory of $1,545 (2008 – $31,247) were expensed during the year ended December 31, 2009.

The Company recognized write-downs of obsolete supplies inventories of $nil (2008 – $296) during the year ended December 31, 2009.

The Company recognized write-downs of concentrate inventory of $nil (2008 – $241) during the year ended December 31, 2009.

The Company recognized write-ups of crushed and broken ore stockpiles of $3,634 (2008 – $3,634 write-down) due to increasing commodity prices partially offset by the strengthening of the Canadian dollar during the year ended December 31, 2009.

6. OTHER ASSETS

Other assets consist of the following:

	2009	2008
Investments	$ **–**	$ 850
Prepaids	**1,165**	839
GST receivable	**781**	1,475
QST receivable	**494**	–
Other	**55**	29
	$ **2,495**	$ 3,193

For investments in shares of unrelated publicly listed companies, for which such holdings do not constitute a significant influence, the Company has elected to classify the investments as held-for-trading for accounting purposes. Such investments are stated at fair value based on the closing market price of the companies' common stock on the last trading day on or before the Company's reporting date. Any gain or loss in the value of the investments is recognized in the income statement at each reporting date.

Investments in derivative instruments, consisting of warrants and options, are adjusted to fair value at each reporting date using the Black-Scholes option pricing model. Any resultant gain or loss is recognized in the income statement at each reporting date. For each of the various instruments, the inputs to the Black-Scholes models include the closing price of the issuers' common stock on the last trading day in the Company's reporting period, the exercise price of the instrument, the historical volatility for the issuers' common stock, and the expected life of the derivative instrument.

7. MINING INTERESTS

(a) *Mining interests are comprised of the following:*

	2009	2008
Plant and equipment, at cost	**$ 389,153**	$ 381,304
Underground mine development, at cost	**85,359**	55,638
Accumulated amortization and impairment charges	**(416,917)**	(412,418)
	57,595	24,524
Equipment under capital lease, at cost	**5,912**	11,005
Accumulated amortization and impairment charges	**(3,453)**	(7,851)
	2,459	3,154
Mining leases and claims, royalty interest, and development, at cost	**100,993**	82,561
Accumulated amortization and impairment charges	**(78,599)**	(78,599)
	22,394	3,962
Mining interests, net	**$ 82,448**	$ 31,640

The Company has not yet finalized the allocation of the acquisition price between the Sleeping Giant gold mine and the acquired exploration properties.

(b) *Amortization expense is comprised of amortization of the following mining interests:*

	2009	2008	2007
Capital assets (including plant and equipment, and equipment under capital lease)	**$ 269**	$ 34,466	$ 44,430
Mining leases and claims, royalty interest, and development costs	**–**	1,560	2,478
	$ 269	$ 36,026	$ 46,908

(c) *Asset impairment charge*

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset.

There was no impairment charge required for 2009 (2008 – $90,000, 2007 – $nil). In the prior year, the Company recorded a non-cash impairment charge of $90,000 to write-down the carrying value of mining interests due to certain key assumptions which were affected by declining commodity prices and the resultant decision to temporarily place the Lac des Iles mine on a care and maintenance basis. Based on these revised assumptions, the carrying values were written down to their estimated fair values to reflect prevailing market conditions at December 31, 2008.

8. ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

Total estimated cash flows required to settle obligations for the restoration of the LDI and Sleeping Giant mining properties are approximately $12,921. The majority of the obligation is to be paid at the end of the life of each mine. A discount rate of 4.5% has been utilized to determine the obligation recorded on the balance sheet. The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry") and the Ministère des Ressources naturelles et de la Faune (the "Ministère"), has established trust funds (the "Funds") pursuant to the Company's mine closure plan for eventual clean-up and restoration of the LDI mine site, the Shebandowan West Property, and the Sleeping Giant gold mine.

The LDI mine closure plan requires a total amount of $8,400 to be accumulated in the Fund. At December 31, 2009, the Company had $8,406 (2008 – $8,724) on deposit with the Ministry including accrued interest of $876. All current amounts required have been contributed as at December 31, 2009.

The Sleeping Giant gold mine closure plan requires a total amount of $1,920 to be accumulated in the Fund. At December 31, 2009, the Company had $1,769 on deposit with the Ministère. All current amounts required have been contributed as at December 31, 2009.

The Company also has an amount of $328 relating to the Shebandowan West Project on deposit in the form of a guaranteed investment certificate.

The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

At December 31, 2009, the asset retirement and the related mine restoration deposit are as follows:

	2009	2008
Asset retirement obligation, beginning of the year	$ 8,455	$ 8,878
Change in estimated closure costs	4,111	(527)
Accretion expense	355	104
Asset retirement obligation, end of the year – Note 2	$ 12,921	$ 8,455
Reclamation deposits	10,503	8,724
Excess (shortfall) of deposit over obligation	$ (2,418)	$ 269

9. OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

	2009	2008
2009	$ –	$ 2,122
2010	605	766
2011	255	268
2012	254	157
2013	109	–
Total minimum lease payments	1,223	3,313
Amounts representing interest at rates from 2.8% – 5.9%	(89)	(191)
Present value of minimum lease payments	1,134	3,122
Less current portion	(558)	(1,992)
	$ 576	$ 1,130

10. SENIOR CREDIT FACILITIES

	2009	2008
Equipment company credit facilities consisting of $nil and US$nil (2008 – $2,000 and US$2,000)	$ –	$ 4,448
Less: financing costs (net of amortization)	–	(18)
	–	4,430
Less current portion	–	(4,430)
	$ –	$ –

The Company's senior credit facilities were comprised of Canadian and US dollar loan facilities with an equipment company, which were repaid in full in 2009.

11. RELATED PARTY TRANSACTIONS

Kaiser-Francis Oil Company ("Kaiser-Francis") is a major shareholder of the Company. The Company had the following related party transaction:

On March 29, 2006, the Company issued convertible notes through a private placement of convertible notes and common share purchase warrants. In addition, the Company exercised its option to issue a second tranche of convertible notes on June 23, 2006. The Offerings were to Kaiser-Francis and an institutional investor. The debt portion of the notes was fully repaid by December 2008. On January 13, 2009, 1,501,638 shares were issued relating to the final December 1, 2008 convertible note principal and interest payment. The warrants issued and outstanding are disclosed in Note 12(b).

12. SHAREHOLDERS' EQUITY

(a) *Authorized Capital Stock*

The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(b) *Common share purchase warrants*

The changes in issued common share purchase warrants for the year-end are summarized below:

	2009		2008	
	Warrants	**Amount**	Warrants	Amount
Balance beginning of period	**13,489,898**	**$ 14,092**	12,089,998	$ 13,193
Issued pursuant to unit offering, net of issue costs	**9,200,000**	**2,243**	1,400,000	899
Issued pursuant to acquisition of Cadiscor	**1,445,997**	**1,168**	–	–
Warrants exercised	**(1,115,997)**	**(866)**	(100)	–
Warrants expired	**(10,733,233)**	**(6,053)**	–	–
Balance, end of period	**12,286,665**	**$ 10,584**	13,489,898	$ 14,092

Number of Warrants	**Exercise Price**	**Expiry Date**
1,805,016	US$ 10.73	March 29, 2010
951,649	US$ 7.85	June 23, 2010
330,000	$2.12	December 31, 2010
9,200,000	$4.25	September 30, 2011
12,286,665		

On May 26, 2009, in conjunction with the acquisition of Cadiscor, all of Cadiscor's outstanding warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. The Company issued 1,445,997 warrants of which 1,115,997 were exercised in 2009.

On September 30, 2009, the Company completed an equity offering of 16,000,000 units at a price of $3.15 per unit for total net proceeds of $46,455 (issue costs $3,945). On October 8, 2009, the Company issued an additional 2,400,000 units under a 30-day over-allotment option granted to the underwriters at an exercise price of $3.15 per unit, for total net proceeds of $7,121 (issue costs $438). Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to purchase an additional common share at a price of $4.25 per share, subject to adjustment, at any time on or prior to September 30, 2011, subject to early termination in certain circumstances. The total fair value of the warrants issued was $2,243.

In December 2009, 10,733,233 warrants relating to the 2007 unit offering and 2008 over-allotment expired and the carrying value of $6,053 was reclassified to contributed surplus.

(c) *Group Registered Retirement Savings Plan*

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. The Company is required to make matching contributions to a maximum of $5 per employee per annum. The Company's matching contribution can be made either in cash or treasury shares of the Company. During 2009, the Company contributed 205,504 shares with a fair value of $433 (2008 – 311,251 shares with a fair value of $1,313).

(d) *Private Placements*

On February 27, 2007, the Company completed a private placement of 550,000 flow-through common shares for gross proceeds of $6,050.

On October 8, 2009, the Company completed a private placement of 4,000,000 flow-through common shares. The gross proceeds of $15,000 must be spent on Canadian exploration expenses prior to December 31, 2010.

Under the terms of the flow-through common share issues, the tax attributes of the related expenditures are renounced to investors and the share capital is reduced and future income tax liabilities is increased by the estimated income tax benefits renounced by the Company to the investors. The tax attributes for the 2007 expenditures were renounced in 2008.

(e) *Corporate Stock Option Plan*

The Company has a Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which determines the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company's common shares on the Toronto Stock Exchange ("TSX") on the day prior to the date of grant), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing a limited time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan. Options granted vest as to 1/3 on each of the first three anniversary dates of the date of grant.

The maximum number of common shares available for grant shall not exceed 5,700,000 or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority. As at December 31, 2009, 2,642,200 options (2008 – 2,428,090 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	2009		2008		2007	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, beginning of year	**1,461,100**	**$ 5.10**	356,433	$ 9.89	360,133	$ 10.24
Issued pursuant to acquisition of Cadiscor	**917,400**	**2.42**	–	–	–	–
Granted	**1,180,000**	**3.16**	1,110,000	3.60	132,500	9.05
Exercised	**(85,800)**	**1.32**	–	–	(5,000)	3.42
Cancelled/forfeited	**(414,900)**	**6.26**	(5,333)	10.82	(131,200)	10.25
Outstanding, end of year	**3,057,800**	**3.50**	1,461,100	5.10	356,433	9.89
Options exercisable at end of year	**1,217,967**	**$ 3.96**	263,099	$ 10.23	191,600	$ 10.76



The following table summarizes information about the Company's stock options outstanding at December 31, 2009:

Exercise Price	Expiry Dates	Options Outstanding at Dec. 31, 2009	Options Exercisable at Dec. 31, 2009
$ 1.32	June 17, 2013	226,050	226,050
$ 1.85	March 17, 2013	24,750	24,750
$ 2.20	September 30, 2016	750,000	250,000
$ 2.85	July 18, 2017	200,000	–
$ 3.03	September 10, 2011	429,000	429,000
$ 3.22	December 14, 2017	940,000	–
$ 3.39	July 31, 2017	40,000	–
$ 4.75	February 27, 2011	7,500	7,500
$ 4.83	July 20, 2016	20,000	6,667
$ 5.22	June 9, 2016	20,000	6,667
$ 6.47	May 21, 2016	180,000	60,000
$ 7.85	August 26, 2014	30,000	30,000
$ 8.40	June 20, 2014	35,000	35,000
$ 8.83	December 14, 2013	10,000	10,000
$ 8.87	January 14, 2015	7,500	5,000
$ 9.03	March 1, 2015	2,000	1,333
$ 10.18	April 15, 2015	30,000	20,000
$ 11.90	June 23, 2012	106,000	106,000
		3,057,800	1,217,967

The fair value of options granted during 2009 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.90% (2008 – 3.07%; 2007 – 3.97%), expected dividend yield of 0% (2008 – 0%; 2007 – 0%), expected volatility of 97% (2008 – 79%; 2007 – 54%), and expected option life of 4 years (2008 – 4 years; 2007 – 4 years). The estimated fair value of the options is expensed over the options' vesting period, which is 3 years. The weighted average fair market value per option granted in 2009 was $2.05 (2008 – $2.08; 2007 – $4.11). Compensation expense related to the Plan for the year ended December 31, 2009 was $805 (2008 – $632; 2007 – $414).

(f) Reconciliation of the diluted number of shares outstanding:

	2009	2008	2007
Net loss available to common shareholders	**$ (30,014)**	$ (160,679)	$ (28,680)
Weighted average number of shares outstanding	**102,630,908**	82,839,706	55,792,203
Effect of dilutive securities	–	–	–
Weighted average diluted number of shares outstanding	**102,630,908**	82,839,706	55,792,203
Diluted net loss per share	**$ (0.29)**	$ (1.94)	$ (0.51)

The effect of stock options and warrants has not been included in the determination of diluted loss per share for 2009, 2008 or 2007, because to do so would be anti-dilutive.

At December 31, 2009, there were 13,504,632 (2008 – 13,752,997; 2007 – 14,794,088) equity instruments convertible to common shares of which 13,504,632 (2008 – 13,752,997; 2007 – 14,794,088) have been excluded from the calculation of diluted net loss per share because to do so would have been anti-dilutive. These excluded equity instruments could potentially dilute basic earnings per share in the future.

(g) *Other Stock-Based Compensation – Restricted Share Unit Plan*

The Company has an RSU Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability.

As at December 31, 2009, 256,882 (2008 – 5,002; 2007 – 10,001) restricted share units have been granted and are outstanding at an aggregate value of $737 (2008 – $9; 2007 – $19).

13. INSURANCE RECOVERY

The Company previously filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. During 2004, the Company received $7,148 as in interim payment against this claim and in July 2008 a settlement in the amount of $14,500 was received for the remainder of this claim. In 2008, the amount of $13,800 has been included as income from mining operations and $700 received for legal costs has been included as a reduction of general and administration expenses.

14. FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

CREDIT RISK

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure arises principally from its short term interest bearing deposits and concentrate awaiting settlement. Historically, the Company has not experienced any losses related to individual customers. The Company's short term investments matured November 2009 and the Company's concentrate awaiting settlement relating to the LDI mine has been fully realized by December 31, 2009. The Company invests its cash, cash equivalents and short-term investments primarily with a major Canadian bank.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2009	2008
Cash and cash equivalents	**$ 98,255**	$ 2,532
Short term investments	**–**	40,536
Concentrate awaiting settlement	**–**	43,051
	$ 98,255	$ 86,119

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate, and commodity price risks. In addition, the Company is exposed to market risk relating to fluctuations in the share price of the Company's common shares as a result of the RSU plan, which is mark-to-market at each period end.

(a) *Currency risk*

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk is related to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. The Company is exposed to fluctuations in exchange rates due to certain of its foreign-based suppliers, capital leases, and revenues being in foreign currencies. The Company's primary exposure is based upon the movements of the US dollar against the Canadian dollar. The Company's foreign exchange risk management includes, from time to time, the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures. The Company had not entered into any foreign exchange contracts in 2009, 2008, or 2007.

For the Company's foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company's cash flows and the reported amounts for revenue, production, and exploration costs on a year-to-year basis. Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss.

The Company is exposed to the following currency risk on cash, purchases and borrowings at December 31, 2009.

		US$
Cash	$	233
Accounts payable and accrued liabilities		(58)
Obligations under capital leases		(399)
	$	(224)

A 1% strengthening or weakening of the Canadian dollar against the US dollar, assuming that all other variables remained the same, would have resulted in an approximate $2 decrease or increase, respectively, in the Company's net income for the year ended December 31, 2009.

The Company's revenue is affected by currency exchange rates, such that a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

(b) *Interest rate risk*

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not enter into derivative financial instruments for speculative purposes. It is exposed to interest rate risk due to variable-rates applied to certain capital leases. The Company does not hold any specific hedging instruments, nor does it hold any short term investments that would be significantly impacted from fluctuations in interest rates. Any interest rate fluctuations realized are expected to be offset by favourable changes in the interest on debt instruments.

Management does not believe that the net impact of interest rate fluctuations on the current level of borrowings and short term investments will be significant and, therefore, has not provided a sensitivity analysis of this impact on net earnings.

The following table summarizes the interest rates which the Company had exposure to as at December 31, 2009.

	2009	2008
US LIBOR	–	0.44%
Canadian LIBOR	–	2.05%
US prime rate	**3.25%**	3.25%

(c) *Commodity price risk*

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The Company is particularly exposed to fluctuations in commodity prices from its sale of metals. From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract. The Company had no outstanding forward commodity sales contracts as at December 31, 2009.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to monitor the timing of sales and receivables, to ensure sufficient cash flows are generated from operations to meet the current debt requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short-term financing of its operations.

The table below analyzes the Company's financial liabilities which will be settled into relevant maturity groupings based on the remaining balances at December 31, 2009 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 2 years	Between 2 years and 5 years
Obligations under capital leases	$ 1,134	$ 558	$ 468	$ 108

The Company also has asset retirement obligations in the amount of $12,921 that would become payable at the time of the closures of its LDI and Sleeping Giant mines. Deposits established by the Company to offset these future outlays amount to $10,503. As a result, a shortfall of $2,418 is required to be funded prior to closure of the mines. Refer to note 8 for additional disclosure regarding these amounts. The majority of the asset retirement costs are expected to be incurred within one year of mine closure and application must be made to receive funds on deposit. Therefore, the timing of cash inflows may vary from the actual timing of outflows.

Management monitors consolidated cash flow, in detail, on a daily basis, monthly through month-end reporting, quarterly through forecasting and yearly through the budget process. Based on the financial liabilities due and noted above, the Company expects to have sufficient operating cash flow exceeding the amounts due.

FAIR VALUES

The Company's financial instruments consist of cash and cash equivalents, concentrate awaiting settlement, accounts payable and accrued liabilities, obligations under capital leases, mine closure obligations, RSUs, and equity instruments other than the common shares of the Company which are issued and outstanding.

Cash and cash equivalents are stated at fair value. The carrying value of concentrate awaiting settlement and accounts payable approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under capital leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of RSUs and equity instruments are determined as described in note 12.

15. CAPITAL DISCLOSURE

The Company's objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as the Company's outstanding debt and total shareholder's equity. The board of directors does not establish quantitative return on capital criteria for management but rather promotes year over year sustainable profitable growth.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, and issue new debt to replace existing debt with different characteristics.

There were no changes in the Company's approach to capital management during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

16. COMMITMENTS

(a) *Sheridan Platinum Group of Companies ("SPG") Commitment*

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as a reduction in revenue.

(b) *Operating Leases and Other Purchase Obligations*

As at December 31, 2009, the Company had outstanding operating lease commitments and other purchase obligations of $1,356 and $858 respectively (2008 – $1,899 and $1,966) all of which had maturities of less than five years.

(c) *Mine production obligation*

In conjunction with the acquisition of CRI, the Company assumed an obligation in the amount of $1,000, payable in cash or by the issuance of common shares of the Company, upon achieving a specified production target of 300,000 milled tonnes of ore at its Sleeping Giant gold mine.

17. REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Metals
2009							
Year ended December 31	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Revenue – before pricing adjustments							
Pricing adjustments:							
Commodities	**4,384**	**2,977**	**1,139**	**204**	**(58)**	**132**	**(10)**
Foreign exchange	**(566)**	**(428)**	**(129)**	**(90)**	**63**	**29**	**(11)**
Revenue – after pricing adjustments	**$ 3,818**	**$ 2,549**	**$ 1,010**	**$ 114**	**$ 5**	**$ 161**	**$ (21)**
2008							
Year ended December 31							
Revenue – before pricing adjustments	$ 148,428	$ 71,989	$ 24,598	$ 12,442	$ 23,466	$ 13,326	$ 2,607
Pricing adjustments:							
Commodities	(38,633)	(23,992)	(7,296)	(93)	(4,765)	(2,076)	(411)
Foreign exchange	15,696	8,291	2,840	2,017	1,419	907	222
Revenue – after pricing adjustments	$ 125,491	$ 56,288	$ 20,142	$ 14,366	$ 20,120	$ 12,157	$ 2,418
2007							
Year ended December 31							
Revenue – before pricing adjustments	$ 201,367	$ 95,146	$ 29,183	$ 12,315	$ 46,862	$ 15,589	$ 2,272
Pricing adjustments:							
Commodities	8,756	3,443	4,516	1,825	(1,621)	180	413
Foreign exchange	(14,191)	(6,783)	(2,723)	(1,177)	(2,653)	(765)	(90)
Revenue – after pricing adjustments	$ 195,932	$ 91,806	$ 30,976	$ 12,963	$ 42,588	$ 15,004	$ 2,595

Historically, the Company delivered all of its concentrate to one customer under the terms of an agreement. There was no production in 2009 from the LDI mine due to the mine being on care and maintenance. In 2008, due to a maintenance shutdown at the primary customer, temporary arrangements were made to smelt and refine the Company's concentrate at another customer.

Although the Company sells its refined metals to a limited number of customers, it is not economically dependent upon them as there are other markets throughout the world for the Company's metals.

18. INTEREST AND OTHER COSTS (INCOME)

	2009	2008	2007
Interest on convertible notes payable	**$ –**	$ 672	$ 2,763
Accretion expense relating to convertible notes payable	**–**	3,372	12,947
Interest on senior credit facilities	**82**	649	1,845
Interest on capital leases	**84**	173	379
Interest on advance purchase facility	**–**	64	446
Other interest and financing costs, net	**(121)**	548	927
Loss (gain) on investments	**(676)**	609	–
	(631)	6,087	19,307
Interest income	**(1,326)**	(2,644)	(674)
	$ (1,957)	$ 3,443	$ 18,633

19. CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company's management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the Company's consolidated financial statements.

20. INCOME TAXES

The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 33% (2008 – 33.5%, 2007 – 36.1%).

	2009	2008	2007
Income tax recovery using statutory income tax rates	**$ (8,837)**	$ (54,574)	$ (10,692)
Increase (decrease) in taxes resulting from:			
Resource allowance deemed income	**315**	4,335	77
Non-taxable portion of capital losses (gains)	**(141)**	491	(1,196)
Losses not tax benefited	**8,587**	47,922	9,968
Non-deductible expenses	**314**	362	158
Losses incurred in foreign entities, taxed at lower rates	**–**	8	569
Ontario Harmonization Transitional tax	**1,966**	–	–
Ontario mining taxes	**–**	(778)	177
Other	**1**	4	2
Difference in statutory tax rates	**76**	–	–
Quebec mining duties	**956**	–	–
Income and mining tax expense (recovery)	**$ 3,237**	$ (2,230)	$ (937)



The details of the Company's income and mining tax expense (recovery) are as follows:

	2009	2008	2007
Current income tax expense (recovery):			
Income taxes	$ 2,281	$ –	$ –
Mining taxes	(82)	(109)	–
	2,199	(109)	–
Future income tax expense (recovery):			
Income taxes	–	(1,452)	(1,114)
Mining taxes	1,038	(669)	177
	$ 1,038	$ (2,121)	$ (937)
	$ 3,237	$ (2,230)	$ (937)

Future tax assets (liabilities) consist of the following temporary differences:

	2009	2008
Long-term future income tax asset:		
Mining interests, net	$ 36,108	$ 58,370
Deferred financing costs	2,316	1,664
Asset retirement obligation	1,998	2,185
Future mining tax liability	–	6
Other assets	174	217
Non-capital loss carry-forwards	44,228	22,369
Ontario corporate minimum tax credits	327	327
Capital loss carry-forwards	10	5
Obligations under capital leases	191	233
Valuation allowance for capital loss carry-forwards	(85,352)	(85,334)
Net future income tax asset, long-term	–	42
Future income tax liability, long-term:		
Long-term debt	–	(36)
Net future income tax liability, long term	–	(36)
Net future income tax asset, long-term	$ –	$ 6
Future income tax liability, current:		
Deferred financing costs	–	(6)
Future tax liability, current	–	(6)
Future income tax assets (liabilities)	$ –	$ –
Future mining tax liability, current:		
Inventories	$ –	$ 38
Valuation allowance	–	(38)
Future mining tax liability, current	–	–
Future mining tax liability, long-term:		
Mining interests, net	9,366	8,953
Provision for mine closure costs	496	496
Mine restoration obligation	729	719
Valuation allowance	(10,718)	(10,168)
Future mining tax liability, long-term	$ (127)	$ –

At December 31, 2009, the Company had capital loss carry-forwards of approximately $1,528 (2008 – $1,600), which are available to reduce capital gains of future years.

At December 31, 2009, the Company and its subsidiaries had non capital losses of approximately $175,760 (2008 – $85,900), the tax benefits of which have not been recognized in the financial statements. These amounts will expire during the periods 2015 to 2029.

At December 31, 2009, the Company and its subsidiaries had undepreciated capital cost allowance of approximately $207,571 (2008 – $256,000) available to offset future taxable income.

21. STATEMENT OF CASH FLOWS

(a) The net changes in non-cash working capital balances related to operations are as follows:

	2009	2008	2007
Cash provided by (used in):			
Concentrate awaiting settlement	**$ 43,051**	$ 36,037	$ 2,963
Inventories and stockpiles	**(8,296)**	4,220	(4,486)
Other assets	**1,257**	(630)	39
Accounts payable and accrued liabilities	**(6,002)**	(6,761)	(769)
Taxes payable	**2,468**	(576)	83
	$ 32,478	$ 32,290	$ (2,170)

(b) Cash outflows during the year for interest and income taxes were as follows:

	2009	2008	2007
Interest paid on senior credit facilities	**$ 73**	$ 446	$ 1,249
Interest paid on obligations under capital leases	**$ 84**	$ 173	$ 393
Income and mining taxes paid	**$ –**	$ 143	$ 263

(c) The Series I and II convertible notes bore interest at a rate of 6.5% per annum payable bi-monthly. During 2008 the purchasers elected to receive common shares in settlement of their interest expense in the amount of $732 (2007 – $2,644). The convertible notes were fully repaid December 1, 2008.

(d) During 2008, the purchasers elected to receive common shares in settlement of the principal repayments on the Series I and II convertible notes in the amount of $30,332 (2007 – $24,149). The convertible notes were fully repaid December 1, 2008.

(e) During 2009, the Company capitalized mining interests expenditures of $11,294 (2008 – $40,691; 2007 – $15,346) of which $nil (2008 – $955; 2007 – $nil) related to capital leases and $nil (2008 – $3,529) related to adoption of CICA Handbook Section 3031.

22. SEGMENT INFORMATION

The Company is Canadian-based and is in the business of exploring and mining Platinum Group Metals ("PGMs"), gold and certain base metals. Its operations are organized into three reportable segments: LDI palladium mine, Sleeping Giant gold mine, and corporate and other. The two mines include activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company's revenue by significant product type is disclosed in Note 17. The Company's segments are summarized in the following table.



As at and during the year ended December 31, 2009, segmented information is presented as follows:

	As at December 31, 2009				As at December 31, 2008			
	LDI mine	**Sleeping Giant mine**	**Corporate and other**	**Total**	LDI mine	Sleeping Giant mine	Corporate and other	Total
Cash and cash equivalents	**$ 689**	**$ 576**	**$ 96,990**	**$ 98,255**	$ 1,987	$ –	$ 41,081	$ 43,068
Concentrate awaiting settlement	**–**	**–**	**–**	**–**	43,051	–	–	43,051
Inventories	**19,649**	**5,657**	**–**	**25,306**	16,590	–	–	16,590
Other current assets	**708**	**1,510**	**481**	**2,699**	2,032	–	1,799	3,831
Mining interests	**31,815**	**50,300**	**333**	**82,448**	31,610	–	30	31,640
Other non-current assets	**8,406**	**1,769**	**328**	**10,503**	8,402	–	322	8,724
Total assets*	**$ 61,267**	**$ 59,812**	**$ 98,132**	**$ 219,211**	$ 103,672	$ –	$ 43,232	$ 146,904

* *Total assets do not reflect intercompany balances, which have been eliminated on consolidation.*

	Year ended December 31, 2009				Year ended December 31, 2008				Year ended December 31, 2007			
	LDI mine	**Sleeping Giant mine**	**Corporate and other**	**Total**	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total
Revenue – after pricing adjustments	**$ 3,818**	**$ –**	**$ –**	**$ 3,818**	$ 125,491	$ –	$ –	$ 125,491	$ 195,932	$ –	$ –	$ 195,932
Amortization	**217**	**25**	**27**	**269**	36,016	–	10	36,026	46,892	–	16	46,908
Asset impairment charge	–	–	–	–	90,000	–	–	90,000	–	–	–	–
Insurance recovery	–	–	–	–	(13,800)	–	–	(13,800)	–	–	–	–
Operating expenses	**9,672**	**109**	–	**9,781**	141,024	–	–	141,024	148,519	–	–	148,519
Loss from mining operations	**(6,071)**	**(134)**	**(27)**	**(6,232)**	(127,749)	–	(10)	(127,759)	521	–	(16)	505
Other expenses												
General and administration	**298**	**606**	**8,117**	**9,021**	(939)	–	8,605	7,666	1,273	–	6,500	7,773
Exploration	**11,419**	**1,671**	**144**	**13,234**	5,283	–	17,787	23,070	5,257	–	6,881	12,138
Other	**379**	**(7)**	**(2,082)**	**(1,710)**	2,118	–	2,296	4,414	(266)	–	10,477	10,211
Loss before taxes	**(18,167)**	**(2,404)**	**(6,206)**	**(26,777)**	(134,211)	–	(28,698)	(162,909)	(5,743)	–	(23,874)	(29,617)
Income and mining tax expense (recovery)	**2,280**	**955**	**2**	**3,237**	(778)	–	(1,452)	(2,230)	177	–	(1,114)	(937)
Net loss and comprehensive loss for the period	**$(20,447)**	**$ (3,359)**	**$ (6,208)**	**$(30,014)**	$(133,433)	$ –	$ (27,246)	$(160,679)	$ (5,920)	$ –	$ (22,760)	$ (28,680)

	Year ended December 31, 2009				Year ended December 31, 2008				Year ended December 31, 2007			
	LDI mine	**Sleeping Giant mine**	**Corporate and other**	**Total**	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total
Additions to mining interests	**$ 886**	**$ 10,079**	**$ 329**	**$ 11,294**	$ 40,661	$ –	$ 30	$ 40,691	$ 15,346	$ –	$ –	$ 15,346

23. COMPARATIVE FIGURES

Certain of the prior period figures have been reclassified to conform to the presentation adopted in 2009.

Corporate Information

DIRECTORS

Steven R. Berlin, M.B.A., C.P.A.
Tulsa, Oklahoma

William J. Biggar, B.Comm., M.B.A., C.A.
Toronto, Ontario

C. David A. Comba, B.Sc., M.Sc.
Burlington, Ontario

André J. Douchane, B.Sc.
Chairman of the Board
Toronto, Ontario

Robert J. Quinn, B.S.B.A., L.L.B.
Houston, Texas

Gregory J. Van Staveren, C.P.A., C.A.
Toronto, Ontario

William J. Weymark, B.A.Sc., P.Eng.
West Vancouver, British Columbia

OFFICERS

William J. Biggar, B.Comm., M.B.A., C.A.
President and Chief Executive Officer

Jeffrey A. Swinoga, M.B.A., C.A.
Vice President, Finance and Chief Financial Officer

David J. Passfield, Mining Engineer
Vice President, Operations

Michel F. Bouchard, M.Sc. Geol., M.B.A.
Vice President, Exploration and Development

Trent C.A. Mell, B.C.L., LL.B., LL.M.
Vice President, Corporate Development,
General Counsel and Corporate Secretary

INVESTOR RELATIONS

Camilla Bartosiewicz, B.A.
Manager, Investor Relations and Corporate Communications

Phone 416-360-7971 Ext. 226
Toll Free 1-888-360-7590
Email camilla@nap.com
Website www.nap.com

HEAD OFFICE

130 Adelaide Street West, Suite 2116
Toronto, Ontario
M5H 3P5 Canada

SHARES AND WARRANTS LISTED

Toronto Stock Exchange
Symbols: PDL; PDL.WT.A

NYSE Amex
Symbols: PAL

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
North Tower
Toronto, Ontario
M5J 2Y1 Canada

North America
Toll-free 1-800-564-6253

Email service@computershare.com
Website www.computershare.com

AUDITORS

KPMG LLP
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5 Canada

Phone 416-777-8500
Website www.kpmg.ca

ANNUAL MEETING

North American Palladium's Annual Shareholders' Meeting will be held on **Thursday May 20th, 2010** at 10:00 a.m. at the **TSX Broadcast Centre Gallery**, The Exchange Tower, **130 King Street West**, Toronto, Ontario, Canada.



North American Palladium Ltd.

130 Adelaide Street West,
Suite 2116, Toronto,
Ontario, M5H 3P5

Tel: (416) 360-7590
Toll-free: 1 (888) 360-7590
Email: info@nap.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.
(Registrant)

Date: April 8, 2010

By: 

Name: Trent C.A. Mell
Title: Vice President, General Counsel & Corporate Secretary